                                                               Filed Pursuant to
                                                                  Rule 424(b)(4)
                                                             File No.: 333-64834
                                4,000,000 Shares

                           [THE INTERCEPT GROUP LOGO]

                                  Common Stock

                                  -----------


   We are selling 3,100,000 shares of common stock and the selling shareholders are selling 900,000 shares of common stock.

   Our common stock is traded on The Nasdaq Stock Market's National Market under the symbol "ICPT." The last reported sale price on August 7, 2001 was $32.00 per share.

   The underwriters have an option to purchase a maximum of 600,000 additional shares from us to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

                                                     Underwriting                Proceeds to
                                       Price to      Discounts and   Proceeds to   Selling
                                        Public        Commissions     InterCept  Shareholders
                                       --------      -------------   ----------- ------------
Per Share...........................    $31.00           $1.69         $29.31       $29.31
Total............................... $124,000,000     $6,760,000     $90,861,000 $26,379,000

   Delivery of the shares of common stock will be made on or about August 13, 2001.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Book-Running Manager                              Co-Lead Manager

Credit Suisse First Boston                                    Robertson Stephens

                                  -----------

First Union Securities, Inc.                          SunTrust Robinson Humphrey

                 The date of this prospectus is August 7, 2001.

   Gray background with the image of a bank teller assisting a customer. In the top left corner is the phrase "Delivering Advanced Technology Solutions To Community Financial Institutions." Below and to the right is a list of the following services and products: (1) Core Data Processing Systems--BancPac(TM) and BancLine(TM); (2) Check Imaging--Renaissance Imaging(TM); (3) EFT/ATM Services; (4) Debit Card Processing--Falcon(TM) Fraud Protection; (5) Data Communications Management; (6) On-line Teller Platform System--TellerPlus; (7) Loan Collateral Management System--AccountFolio(TM); (8) Regulatory Reporting Software--CallReporter(TM); and (9) Compact Disc (CD) Storage--Vision(TM). The InterCept Group logo appears in the bottom left corner.

                                 ------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   6
Special Note Regarding Forward-
 Looking Statements......................................................  15
Use of Proceeds..........................................................  16
Dividend Policy..........................................................  17
Price Range of Common Stock..............................................  18
Capitalization...........................................................  19
Selected Consolidated Financial Data.....................................  20
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22

                                                                            Page
                                                                            ----
Business...................................................................  31
Management.................................................................  40
Selling Shareholders.......................................................  42
Description of Capital Stock...............................................  43
Underwriting...............................................................  46
Notice to Canadian Residents...............................................  49
Legal Matters..............................................................  50
Experts....................................................................  50
Where You May Find Additional
 Information...............................................................  51
Index to Consolidated Financial
 Statements................................................................ F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                    SUMMARY

   This section summarizes information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read and consider all of the information in this prospectus, including the information incorporated by reference, before deciding to invest in shares of our common stock. Unless we indicate otherwise, we have assumed that the underwriters will not exercise their over-allotment option.

                              The InterCept Group

   We are a leading provider of banking technology products and services for community financial institutions. Our comprehensive suite of products and services allows us to act as a single-source provider for the technology and operating needs of community financial institutions. Our range of products and services includes core data processing, check processing and imaging, electronic funds transfer (EFT), data communications management and related products and services. These products and services work together to help community financial institutions manage back-office and customer interaction activities, create operating efficiencies and provide better customer service, which enables them to compete more effectively with larger financial institutions. Most of our customers outsource their processing activities to our data centers located across the United States, while others install our systems in-house and perform the processing functions themselves.

   We seek to maximize recurring revenues by selling our products and services under contracts which typically have multiple-year terms. We strive to establish and maintain long-term relationships with our customers by emphasizing customer support and product and service quality. Recurring revenues accounted for approximately 86% of our total revenues for the six months ended June 30, 2001.

   We have experienced strong growth in revenues and operating income due to internal growth and strategic acquisitions. Our revenues have grown from $33.3 million in 1998 to $69.6 million in 2000, a compound annual growth rate of 44.7%. During the same period, our operating income increased from $4.5 million to $11.3 million, a compound annual growth rate of 58.0%.

                             Our Market Opportunity

   The financial services industry is currently undergoing a period of rapid change due to heightened competition and greater demand for new and convenient technology-based banking services. New competitors such as brokerage firms, affinity groups and Internet banks are increasingly targeting traditional financial institutions' most profitable customers. To compete effectively and meet the demands of their customers, community financial institutions must continue to offer new services and integrate new technology and functionality into their operations.

   U.S. banks, including our target market of community financial institutions, increasingly view technology as critical to retaining and expanding their customer bases. According to TowerGroup, aggregate information technology spending by all U.S. banks is projected to total approximately $31.4 billion in 2001 and is expected to continue to grow. However, community financial institutions are often constrained by the design and capacity of their existing systems, limited in-house technological resources and pressure to control operating costs. As a result, we believe that community financial institutions will increasingly rely on third-party providers like us to address their technology needs.

                                  Our Solution

   Our products and services help community financial institutions:

  . Rapidly implement advanced technologies. By using our products and services, community financial institutions can quickly gain access to advanced technologies and services they might not be able to develop and implement themselves.

  . Focus on customer relationships. Our products and services enable community financial institutions to focus on attracting new customers and maintaining and expanding their customer relationships while satisfying demand for the latest financial products and services.

  . Improve operating efficiencies. By implementing our products and using our services, our customers can improve the efficiencies of their operations without developing and maintaining these solutions themselves.

  . Securely process and transmit large amounts of information. Our data communications network and management services are designed to facilitate the rapid and secure processing and transmission of large amounts of sensitive data that community financial institutions use in their operations.

                                 Our Strategies

   Our goal is to become the leading provider of products and services for the technology and operating needs of community financial institutions in the United States by:

  . building and maintaining long-term relationships to increase our recurring revenues;

  . emphasizing direct sales efforts and strategic marketing relationships to expand our customer base;

  . acquiring businesses with complementary products, services or relationships to enhance and expand our solutions, increase our market share or expand our geographic presence; and

  . cross-selling our products and services to our existing customer base to maximize our revenues.

                              Recent Acquisitions

   Two of our recent acquisitions that have enhanced our products and services and increased our customer base are:

   SLMsoft.com Inc. On January 4, 2001, we acquired the U.S. core data processing, check imaging and item processing operations of SLMsoft.com Inc., including a core bank processing platform, BancLine(TM). We paid $40 million in cash and issued or agreed to issue up to approximately 1.25 million shares of our common stock. This acquisition increased our customer base, increased our check processing and imaging centers by 10 to a total of 26 and expanded our geographic presence in the Northeast, Mid-Atlantic, Midwest, and Southwest regions of the country.

   DPSC Software, Inc. On February 5, 2001, we acquired the asset/liability and regulatory reporting software of DPSC Software, Inc., which was a subsidiary of Netzee, Inc. Netzee, of which we own approximately 28% of the outstanding common stock, is a provider of Internet banking products and services to financial institutions and their customers. We paid Netzee $14.1 million in cash and assumed $2.4 million of DPSC's net liabilities.

                             Our Corporate Profile

   We were incorporated in Georgia on April 30, 1996. Our principal executive offices are located at 3150 Holcomb Bridge Road, Suite 200, Norcross, Georgia 30071, and our telephone number is (770) 248-9600. Our corporate website address is www.intercept.net. We are not incorporating the information on our website into this prospectus, and we do not intend to make our website a part of this prospectus.

                                  The Offering

Common stock offered by
InterCept.....................   3,100,000 shares

Common stock offered by the
selling shareholders..........     900,000 shares

Common stock to be outstanding
after the offering............  17,343,159 shares

Use of proceeds to InterCept..  For working capital and other general corporate purposes, repayment of debt, fulfillment of credit obligations and potential future acquisitions

Nasdaq National Market
symbol........................  ICPT

   The number of shares of common stock to be outstanding after the offering does not include:

  . 3,131,352 shares of common stock reserved for issuance under our stock option plan, of which 2,824,802 shares were issuable upon the exercise of options outstanding as of June 30, 2001 at a weighted average exercise price of $17.35 per share;

  . 500,000 shares of our common stock that may be issued to our employees under our employee stock purchase plan; and

  . up to 353,384 shares of common stock that may be issued to SLM as contingent consideration in connection with our recent acquisition of certain assets of SLM.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

   You should read the following data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and the other financial information included or incorporated by reference in this prospectus. We derived our summary consolidated financial data as of and for the years ended December 31, 1998, 1999 and 2000 from our consolidated financial statements, which have been audited by Arthur Andersen LLP, our independent public accountants. We derived the summary consolidated financial data as of June 30, 2001 and for the six months ended June 30, 2000 and June 30, 2001 from our unaudited consolidated financial statements, which, in the opinion of our management, include all adjustments necessary for a fair presentation of the information provided in the financial statements. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results for a full year. All amounts have been restated to reflect the August 2000 acquisition of Advanced Computer Enterprises, Incorporated, which we accounted for as a pooling of interests transaction. The financial data below also include the results of operations of other companies we have acquired since their respective dates of acquisition. See "Business--Our Acquisitions" and note 3 to our audited financial statements for a discussion of some of our acquisitions. Equity in loss of affiliate represents our share of the reduction in equity, as a result of losses, of Netzee. Minority interest represents the minority shareholder's 33.3% share of the equity and earnings of ProImage, Inc., a corporation that provides check imaging services, of which we own 66.7%. The as adjusted information reflects (a) our sale of shares of common stock in this offering and the application of the estimated proceeds of that sale, and (b) SLM's repayment to us, from the proceeds of SLM's sale of shares of our common stock in this offering, of $12.0 million that we loaned to SLM on May 31, 2001, plus interest, as explained in greater detail in "Use of Proceeds."

                                                              Six Months Ended
                                  Year Ended December 31,         June 30,
                                 ---------------------------  -----------------
                                  1998      1999      2000      2000     2001
                                 -------  --------  --------  --------  -------
Statement of Operations Data:
Revenues.......................  $33,270  $ 52,359  $ 69,639  $ 33,064  $57,427
Costs of services..............   13,587    20,452    26,952    12,931   23,445
Selling, general and
 administrative expenses.......   13,589    20,992    27,017    12,980   19,602
Depreciation and amortization..    1,579     4,462     4,403     2,038    5,394
                                 -------  --------  --------  --------  -------
Total operating expenses.......   28,755    45,906    58,372    27,949   48,441
                                 -------  --------  --------  --------  -------
Operating income...............    4,515     6,453    11,267     5,115    8,986
Interest and other (expense)
 income, net...................     (215)   39,172    11,825     8,722    1,042
                                 -------  --------  --------  --------  -------
Income before provision for
 income taxes, equity in loss
 of affiliate and minority
 interest......................    4,300    45,625    23,092    13,837   10,028
Provision for income taxes.....    1,632    20,212     9,216     5,494    4,035
Equity in loss of affiliate....       --   (15,352)  (30,710)  (11,867)  (8,521)
Minority interest..............      (89)     (120)      (28)      (32)     (10)
                                 -------  --------  --------  --------  -------
Net income (loss)..............    2,579     9,941   (16,862)   (3,556)  (2,538)
Preferred stock dividends......      (16)       --        --        --       --
                                 -------  --------  --------  --------  -------
Net income (loss) attributable
 to common shareholders........  $ 2,563  $  9,941  $(16,862) $ (3,556) $(2,538)
                                 =======  ========  ========  ========  =======
Net income (loss) per common
 share:
  Basic........................  $  0.30  $   0.99  $  (1.32) $  (0.29) $ (0.18)
                                 =======  ========  ========  ========  =======
  Diluted......................  $  0.30  $   0.94  $  (1.32) $  (0.29) $ (0.18)
                                 =======  ========  ========  ========  =======
Weighted average common shares
 outstanding:
  Basic........................    8,465    10,095    12,820    12,457   13,835
  Diluted......................    8,597    10,564    12,820    12,457   13,835

                                                           Six Months Ended
                               Year Ended December 31,         June 30,
                              ---------------------------  ------------------
                               1998      1999      2000      2000      2001
                              -------  --------  --------  --------  --------
Other Financial Data:
Adjusted EBITDA(1)........... $ 6,094  $ 10,915  $ 15,670  $  7,153  $ 14,380
Net cash provided by
 operating activities........   2,994     4,733     9,039     1,625     8,882
Net cash used in investing
 activities..................  (8,618)  (18,033)  (60,845)  (56,540)  (36,046)
Net cash provided by
 financing activities........   6,753    11,949    57,722    56,648    23,225

                                                            As of June 30,
                                 As of December 31,              2001
                              ---------------------------  ------------------
                                                                        As
                               1998      1999      2000     Actual   Adjusted
                              -------  --------  --------  --------  --------
Balance Sheet Data:
Cash and cash equivalents.... $ 3,496  $  2,145  $  8,061  $  4,122  $ 79,762
Working capital..............   5,057     3,692    56,907    14,950    90,590
Total assets.................  22,014   100,895   142,126   193,005   256,580
Long-term debt, net of
 current portion.............     211    12,669     4,513    26,386        --
Shareholders' equity.........  17,713    52,660   102,392   121,385   211,346

--------------------
(1) Adjusted EBITDA is equal to income before provision for income taxes, equity in loss of affiliate and minority interest, plus interest and other (expense) income, net and depreciation and amortization. Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of operating performance calculated in accordance with generally accepted accounting principles. Our calculation of adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

                                  RISK FACTORS

   An investment in shares of our common stock involves risks. Before making an investment in our common stock, you should carefully consider the risks described below, together with the other information included or incorporated by reference in this prospectus. Our business, financial condition and results of operations could be adversely affected by any of the following risks. If these risks adversely affect us, then the trading price of our common stock could decline and you could lose all or part of your investment. The risks described below are the risks that we currently believe are material risks of an investment in our common stock. You should keep in mind that these risks are not the only risks that we face. Additional risks not presently known to us, or risks that we currently believe are not material, may also impair our business operations.

                        Risks Related to Our Operations

Our rapid growth could strain our managerial, operational and financial resources, and our failure to manage our growth could cause our business to suffer.

   Our internal growth and acquisitions since our initial public offering in June 1998 have placed great demands on our business, particularly our managerial, operational and financial personnel and systems. For example, we have grown from approximately 170 employees on March 31, 1998 to approximately 1,135 employees on June 30, 2001. Additional internal growth and acquisitions may further strain our resources. We cannot assure you that our systems, procedures, controls and existing facilities will be adequate to support the expansion of our operations, while maintaining adequate levels of customer service and satisfaction. Our future operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our technical, administrative, financial control and reporting systems. Our failure to respond to and manage changing business conditions as we expand could diminish the quality of our products and services, result in the loss of customers and weaken our operating results.

Our acquisitions could result in integration difficulties, unexpected expenses, diversion of management's attention and other negative consequences.

   As part of our growth strategy, we have made numerous acquisitions since our initial public offering in June 1998. We plan to continue to acquire complementary businesses, products and services as a key element of our growth strategy. We must integrate the technology, products and services, operations, systems and personnel of acquired businesses with our own and attempt to grow the acquired businesses as part of our company. The integration of other businesses is a complex process and places significant demands on our management, financial, technical and other resources. The successful integration of businesses we have acquired and may acquire in the future is critical to our future success, and if we are unsuccessful in integrating these businesses, our financial and operating performance could suffer. The risks and challenges associated with the acquisition and integration of acquired businesses include:

  . we may be unable to centralize and consolidate our financial, operational and administrative functions with those of the businesses we acquire;

  . our management's attention may be diverted from other business concerns;

  . we may be unable to retain and motivate key employees of an acquired company;

  . we may enter markets in which we have little or no prior direct experience;

  . litigation, indemnification claims and other unforeseen claims and liabilities may arise from the acquisition or operation of acquired businesses;

  . the costs necessary to complete integration may exceed our expectations or outweigh some of the intended benefits of the transactions we complete;

  . we may be unable to maintain the customers or goodwill of an acquired business; and

  . the costs necessary to improve or replace the operating systems, products and services of acquired businesses may exceed our expectations.

   We may be unable to successfully integrate our acquisitions with our operations on schedule or at all. We cannot assure you that we will not incur large accounting charges or other expenses in connection with acquisitions or that acquisitions will result in cost savings or sufficient revenues or earnings to justify our investment in, or our expenses related to, these acquisitions.

   We may experience customer attrition as a result of acquisitions if our existing customers or customers of the acquired business disagree with or dislike the acquisition for any reason, which could have a material adverse effect on our revenues and profits.

If we do not continue to expand our sales force and our marketing relationships, we may be unable to continue our growth.

   Our ability to expand our business will depend significantly on our ability to expand our sales and marketing force and our strategic marketing relationships. To continue our growth, we must successfully cross-market our products and services to existing customers and enter into agreements with new customers. This requires us to locate and hire experienced sales and marketing personnel and to establish and maintain key marketing relationships. Competition for experienced sales and marketing personnel is intense, and we may not be able to retain our existing personnel or locate and attract additional qualified personnel in the future.

   In addition, we have relationships with various banking-related organizations for the marketing and endorsement of our products and services. For example, we rely upon our agreements with bankers' banks across the country to market our products and services to community financial institutions. These relationships are important to our sales and marketing efforts and our geographic expansion. If we lose any of these marketing relationships or are unable to enter into new ones, growth in our customer base and revenues could be impaired.

Competition, restrictions under our credit facility, market conditions and other factors may impede our ability to acquire other businesses and may inhibit our growth.

   A significant part of our historic growth has been generated by acquisitions. We anticipate that a portion of our future growth may be accomplished through acquisitions. The success of this strategy depends upon our ability to identify suitable acquisition candidates, reach agreements to acquire these companies and obtain necessary financing on acceptable terms. In pursuing acquisition and investment opportunities, we may compete with other companies that have similar growth strategies. Some of these competitors may be larger and have greater financial and other resources than we have. This competition may render us unable to acquire businesses that could improve our growth or expand our operations.

   The acquisitions we have completed since our initial public offering have been financed with a combination of our common stock, cash from common stock offerings, cash from our operations and borrowings made under our line of credit with First Union National Bank. If our stock price declines as a result of general market conditions or otherwise, the shareholders of businesses that we seek to acquire may be unwilling to accept our common stock in exchange for their businesses. In that case, we would be required to use larger portions of our line of credit or cash from operations to continue to complete acquisitions, which would decrease our working capital and increase our interest expense. This could have a material negative impact on our financial performance and results of operations. In addition, our credit facility with First Union restricts our ability to complete large acquisitions without First Union's consent. We must comply with the financial covenants of the credit facility to complete these acquisitions. If we are unable to raise additional capital or borrow funds, we may be unable to make acquisitions that could be helpful to our business.

The loss of our chief executive officer could have a material adverse effect on our business.

   John W. Collins, our chief executive officer, has substantial experience with our operations and our industry and has contributed significantly to our growth. Although we maintain key man life insurance on

Mr. Collins and he works for us under the terms of an employment agreement, our customer and marketing relationships would likely be impaired and our business would likely suffer if we lost the services of Mr. Collins for any reason.

If our processing centers or communications network suffers a systems failure or interruption, we may face customer service issues and be liable for damage suffered by our customers.

   Our operations depend on our ability to protect our processing centers, network infrastructure and equipment. Damage to our systems or equipment or those of third parties that we use may be caused by natural disasters, human error, power and telecommunications failures, intentional acts of vandalism and similar events. While we do have data and item processing centers in several locations that serve as back-ups for each other, we maintain only a single data communications switching facility and do not maintain a back-up location for our frame relay network hardware. Interruption in our processing or communications services could delay transfers of our customers' data or damage or destroy the data. Sudden increases in ATM usage or debit card activity could result in slow response times in our network. Any of these occurrences could result in lawsuits or loss of customers and may also harm our reputation.

We depend on other providers for products and services necessary to our business, and if we cannot obtain satisfactory products and services on favorable terms, or at all, our business could suffer.

   We rely on other providers for Internet and telephone banking products and services, ATM and debit card manufacturing, fiber optic communications and other products and services that are essential to our business. For example, we use and market the Internet and telephone banking services of our affiliate, Netzee. If Netzee or any of our other providers terminates or changes its relationship with us, or if for any reason we are unable to obtain its products and services on favorable terms, we may be unable to meet our customers' needs on a timely basis. Similarly, if any of these providers is permanently or temporarily unable to provide its products and services to us as the result of natural disasters, technical difficulties or otherwise, we may be unable to provide our products and services to our customers. If the performance of these third party products and services does not meet our customers' expectations, it may damage our current customer relationships, harm our reputation and inhibit our ability to obtain new customers.

If our products and services contain errors, we may lose customers and revenues and be subject to claims for damages.

   Our new products and services and enhancements to our existing products and services may have undetected errors or failures or could fail to achieve market acceptance, despite testing by our current and potential customers and by us. If we discover errors after we have introduced a new or updated product to the marketplace, we could experience, among other things:

  . delayed or lost revenues while we correct the errors;

  . a loss of customers or delay in market acceptance; and

  . additional and unexpected expenses to fund further product development.

   Our agreements with our customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. These provisions may not be effective because of existing or future federal, state or local laws or ordinances, or unfavorable judicial decisions. If our products and services fail to function properly, we could be subject to product liability claims, which could result in increased litigation expense, damage awards and harm to our business reputation.

Because our business involves the electronic storage and transmission of data, security breaches and computer viruses could adversely affect us.

   Our online transaction processing systems electronically store and transmit sensitive business information of our customers. The difficulty of securely storing confidential information electronically has been a significant issue in conducting electronic transactions. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, such as banking records or credit information, security breaches and viruses could expose us to claims, litigation or other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and terminate their agreements with us and could inhibit our ability to attract new customers.

Technological changes may reduce the demand for our products and services or render them obsolete.

   The introduction of new technologies and financial products and services can render existing technology products and services obsolete. We expect other vendors to continually introduce new products and services, as well as enhancements to their existing products and services, which will compete with our products and services. To be successful, we must anticipate evolving industry trends, continue to apply advances in technology, enhance our existing products and services and develop or acquire new products and services to meet the demands of our customers. We may not be successful in developing, acquiring or marketing new or enhanced products or services that respond to technological change or evolving customer needs. We may also incur substantial costs in developing and employing new technologies. If we fail to adapt to changes in technologies, we could lose customers and revenues and fail to attract new customers or otherwise realize the benefits of costs we incur.

If we face a claim of intellectual property infringement by a third party or fail to protect our intellectual property rights, we could be liable for significant damages or could lose our intellectual property rights.

   We attempt to protect our software, documentation and other written materials under trade secret and copyright laws, confidentiality procedures and contractual provisions, which afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. We cannot be sure that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. We do not believe that any of our products infringe the proprietary rights of third parties. We cannot be sure, however, that third parties will not make infringement claims, and we have agreed to indemnify many of our customers against those claims. We have recently discovered that EPL, Inc., which sells software and services to credit unions, has filed a trademark registration application with the United States Patent and Trademark Office for the name "TellerPlus." The EPL mark and registration could adversely affect our use of the mark "TellerPlus" with respect to banks. We anticipate that the number of infringement claims will increase as the number of products and services increases and the functionality of products in different industry segments overlaps. Any of those claims, whether with or without merit, could be time-consuming, could result in costly litigation and may not be resolved on terms favorable to us.

Fluctuations in our operating results may negatively affect the trading price of our common stock.

   Our operating results have varied in the past and may fluctuate significantly in the future as a result of many factors. These factors include:

  . the possible negative impact of implementing our growth and acquisition strategies, including accounting charges and other expenses associated with our acquisitions;

  . the loss of customers or strategic relationships;

  . competition and pricing pressures;

  . a reduction in recurring revenues as a percentage of total revenues;

  . increased operating expenses due to launches of new products and services and sales and marketing efforts; and

  . changes in interchange and transaction fees of MasterCard(R) and Visa(R).

   Many factors that affect our operating results are outside of our control. Because of these factors, it is likely that in some future period our financial results will fall below the expectations of securities analysts or investors. In that event, the trading price of our common stock would likely decline, perhaps significantly. Because we derive EFT revenues in large part based on various interchange and transaction fees set by Visa and MasterCard, any changes in interchange or transaction fees, whether as a result of a pending dispute or otherwise, could negatively affect our revenues.

If we fail to comply with privacy regulations imposed on providers of services to financial institutions, our business could be harmed.

   As a provider of services to community financial institutions, we are required to comply with privacy regulations imposed on financial institutions. We are bound by the same limitations on disclosure of the information received from our customers as apply to the financial institutions themselves. If we fail to comply with these regulations, we could damage our customer relationships, harm our reputation and inhibit our ability to obtain new customers.

Our limited combined operating history makes it difficult to evaluate our business.

   Since our incorporation in May 1996 we have completed numerous acquisitions. The historical and pro forma financial information included or incorporated by reference in this prospectus is based in part on the separate pre-acquisition financial results of the companies we have acquired. As a result, your evaluation of us is based on a limited combined operating history. Our historical results of operations and pro forma financial information may not give you an accurate indication of our future results of operations or prospects.

                    Risks Related to Our Ownership in Netzee

Because we own a minority interest in Netzee and Netzee is expected to continue to have significant losses, our future financial performance may be adversely affected.

   In September 1999, we completed a series of transactions that removed from our operations some Internet and telephone banking products and services that we purchased during 1999. Netzee, of which we own approximately 28% of the outstanding common stock, now conducts these operations. Our historical financial results for 1999 therefore include results of operations that we no longer have. Although we no longer include Netzee's operations in our financial results on a combined basis, we record a relative percentage of the operating income and losses of Netzee in a single line item on our statement of operations, "equity in loss of affiliate." Netzee has a history of losses and may never become profitable. The impact of Netzee's results of operations on our financial condition, including our shareholders' equity, is uncertain, and we cannot be sure that we will benefit from our ownership in Netzee.

If Netzee does not become profitable, it may not be able to repay the loans we have made and may make to it in the future.

   We provide to Netzee, jointly with John H. Harland Company, a $20.0 million revolving line of credit secured by substantially all of Netzee's assets. Of the total $20.0 million available to Netzee, we provide $15.0 million and Harland provides $5.0 million on a pro rata basis with us. As of June 30, 2001, the total amount outstanding on InterCept's loans to Netzee was approximately $8.7 million. We may lend additional amounts to Netzee to fund its working capital needs or operations. Netzee has a history of losses and may never become profitable. As a result, Netzee may be unable to repay the loans we made to it, which would reduce the value of our investment in Netzee and our shareholders' equity.

Our relationship with Netzee presents potential conflicts of interest, which may result in decisions that favor Netzee over our shareholders.

   Because Netzee and we are both engaged in the sale of technology products and services to community financial institutions, numerous potential conflicts of interest exist between our companies. We compete with each other when offering some products and services to potential customers. Our bylaws contain provisions addressing potential conflicts of interest between us and Netzee and the allocation of transactions that, absent the allocation, could constitute corporate opportunities of both companies. Under these provisions, Netzee may take advantage of a corporate opportunity rather than presenting that opportunity to us, absent a clear indication that the opportunity was directed to us rather than to Netzee.

   Our existing and future agreements and relationships with Netzee have not resulted and will not necessarily result from arm's length negotiations. Four of our directors serve as directors and are significant shareholders of Netzee. One of those directors, Donny R. Jackson, was our President until October 2000 and is currently the Chief Executive Officer of Netzee. Additionally, John W. Collins, our Chairman, Chief Executive Officer and President, is the Chairman of the Board of Directors of Netzee. When the interests of Netzee diverge from our interests, Netzee's officers and directors may exercise their influence in Netzee's best interests. Therefore, our agreements and relationships with Netzee may be less favorable to us than those that we could obtain from unaffiliated third parties. Moreover, many of the transactions between Netzee and us do not lend themselves to precise allocations of costs and benefits. Thus, the value of these transactions will be left to the discretion of the parties, who are subject to potentially conflicting interests.

   Other than the provisions of our bylaws relating to corporate opportunities, the only mechanism in place to resolve these conflicts of interest is our policy that transactions with affiliated parties be approved by a majority of our disinterested directors. Nevertheless, due to the extensive relationships between Netzee and us, we may make decisions that potentially favor Netzee or its affiliates at the expense of our shareholders. Furthermore, Georgia law may prohibit you from successfully challenging these decisions if the decision receives the affirmative vote of a majority, but not less than two, of our disinterested directors who received full disclosure of the existence and nature of the conflict.

Fluctuations in the price of Netzee's common stock and its operating results could materially affect the price of our common stock.

   Because of our significant ownership interest in Netzee, Netzee's stock price may affect our stock price. The value of our minority interest in Netzee will be based in part on the fair market value of Netzee's common stock as reported on the Nasdaq National Market. As of June 30, 2001, the carrying value of our investment in Netzee was $9.7 million, which exceeded the market value of $4.0 million as of that date. We believe that this reduction in value is temporary. However, we may in the future conclude that this reduction is other than temporary, such as if Netzee becomes unable to continue as a going concern. In that event we would have to write down the carrying values of our investment in and our advances to Netzee. In addition, some investors may discount the value of our position in Netzee due to the large, illiquid nature of our ownership in Netzee. We believe that Netzee will be valued similarly to other companies with Internet-based businesses, and the market values of these companies generally have fluctuated significantly. Therefore, the value of our interest in Netzee and our shareholders' equity could fluctuate significantly, which could cause our stock price to fluctuate significantly as well.

We could face liabilities due to our large stock ownership of Netzee and the number of our directors who also serve as directors of Netzee.

   Because we own approximately 28% of Netzee's outstanding common stock and four of Netzee's nine directors are also directors of InterCept, we could be subject to various liabilities related to Netzee's business and operations. For example, if Netzee were sued in a lawsuit, we could be named a co-defendant as a result of our ownership interest in and director relationships with Netzee. Although we do not believe that would be proper cause for us to be liable, any lawsuit in which we are a named defendant could result in large litigation expenses and distract us from running our business while we defend our position.

                         Risks Related to Our Industry

Because many of our competitors have significantly greater resources than we do, we may be unable to gain significant market share.

   Because our business includes a variety of products and services, we generally face different competitors within each area of our business. In our core banking and data processing business, we compete with numerous companies that have national operations and significant assets. Our principal EFT competitors include regional ATM networks, regional and local banks that perform processing functions, non-bank processors and other independent technology and data communications organizations. In each of these areas, many of our competitors have longer operating histories, greater name recognition and substantially greater resources than we do. If we compete with them for the same geographic market, their financial strength could prevent us from capturing market share in those areas. In addition, the competitive pricing pressures that would result from an increase in competition from these companies could have a material adverse effect on our business, financial condition and results of operations. Some of our competitors have established cooperative relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.

   We cannot assure you that we will be able to compete successfully with existing or new competitors. If we fail to adapt to emerging market demands or to compete successfully with existing and new competitors, our business, financial condition and results of operations would be materially adversely affected.

If current legal actions against Visa and MasterCard result in a reduction of the interchange fees those companies may charge, our revenues may decrease.

   We generate a significant amount of revenue from interchange fees, which are the interbank fees paid by merchants when they accept credit and debit cards. The interchange fees are set by Visa and MasterCard. Wal-Mart Stores, Inc. and more than 4 million other merchants have initiated a class action lawsuit against Visa and MasterCard alleging that Visa's and MasterCard's tying rules-- which require merchants who accept Visa and MasterCard credit cards to accept all cards associated with their logos, including debit cards--violate antitrust laws. The merchants contend that the Visa and MasterCard interchange fees for debit cards are too high and that they should be able to choose whether to accept those debit cards. If this class action lawsuit is successful and the interchange fees that Visa and MasterCard charge merchants are reduced, the revenues that we derive from interchange fees could be materially reduced.

Community financial institutions are subject to industry consolidation, and we may lose customers with little notice.

   We market our products and services primarily to community financial institutions. Many large financial institutions perform their own transaction processing and data communications management and therefore do not use third party providers like us. The banking industry is prone to consolidations that result from mergers and acquisitions. Our existing customers may be acquired by or merged with other financial institutions. Any purchase or merger may result in a lost customer for us because the acquiring financial institution may not use our products and services. Although we have included in most of our contracts a charge for early termination of the contract without cause, these charges would be insufficient to replace the recurring revenues that we would have received if the financial institution had continued as a customer.

The banking industry is highly regulated, and changes in banking regulations could negatively affect our business.

   Our banking customers are subject to the supervision of several state and federal government regulatory agencies. If bank regulations change, or if new regulations are adopted to regulate the products and services offered or used by community financial institutions, we could suffer an increase in the costs of providing our products and services. Moreover, if any new or revised regulations diminish the need for our services, we could lose customers and suffer a decline in revenues.

We are subject to government and private regulation, and an increase in regulatory requirements or tax burdens could place a strain on our business.

   Various federal and state regulatory agencies examine our data processing operations from time to time. These agencies can make findings or recommendations regarding various aspects of our operations, and we generally must follow those recommendations to continue our data processing operations. If we fail to comply with these regulations, our operations and processing revenues could be negatively affected.

   Our ATM network operations are subject to federal regulations governing consumers' rights. Fees charged by ATM owners are currently regulated in several states, and legislation regulating ATM fees has been proposed in several other states. Additional legislation may be proposed and enacted in the future, or existing consumer protection laws may be expanded to apply to ATM fees. If the number of ATMs decreases as a result of such legislation, then our EFT revenues may decline. Furthermore, we are subject to the regulations and policies of various ATM and debit card associations and networks. If we lost our privileges to provide transaction processing services across these networks, our revenues from ATM and debit card transaction processing would decrease significantly.

   As a transaction processing company, we may be subject to state taxation of certain portions of the fees charged for our services. Application of this tax is an emerging issue in the industry, and the states have not yet adopted uniform guidelines implementing these regulations. If we are required to bear all or a portion of these costs and are unable to pass these costs through to our customers, our financial condition and results of operations would be adversely affected.

                         Risks Related to this Offering

A few people control a large portion of our stock and may vote their shares in ways contrary to your interests.

   Our executive officers and directors beneficially own approximately 24.7% of our outstanding common stock as of the date of this prospectus. As a result, our executive officers and directors can exercise control over our company and have the power to influence the election of a majority of the directors, the appointment of management and the approval of actions requiring a majority vote of our shareholders. Their interests may conflict with your interest as a shareholder, and they could use their power to delay or prevent a change in control, even if a majority of the other shareholders desired a change.

Future sales of shares of our common stock will dilute your ownership and may negatively affect our stock price.

   To carry out our growth strategies, we plan to acquire other businesses and products using a combination of our stock and cash, and we may also sell additional shares of our stock to raise money for expanding our operations. The issuance of shares of our common stock in either case would dilute your ownership interest in our company.

   If our shareholders sell substantial amounts of our common stock, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. As of August 6, 2001, we had 14,243,159 shares of common stock outstanding and options outstanding to acquire an additional 2,842,138 shares of common stock. After this offering, approximately 14,453,811 shares, including the shares being sold by the selling shareholders, will be freely tradable by persons who are not affiliates of our company. If SLM earns any portion or all of the 353,384 shares of our common stock potentially issuable to it under our purchase agreement with SLM, your ownership interest in our company would be diluted. Additionally, we have reserved 500,000 shares of common stock for issuance pursuant to our employee stock purchase plan which became effective on July 1, 2001, and any issuance pursuant to this plan would also dilute your ownership interest in our company.

Our management will have broad discretion to spend a large portion of the net proceeds of this offering and may spend the proceeds in ways with which you do not agree.

   We estimate that the net proceeds from the sale of the 3,100,000 shares of common stock offered by us will be approximately $90.0 million, after deducting underwriting discounts and offering expenses. We intend to use a substantial portion of the net proceeds for working capital and other general corporate purposes, including the repayment of indebtedness and to fund future acquisitions that could provide additional products or services.

   We have not determined specific uses for a large portion of the net proceeds from this offering. Consequently, our board of directors and management may apply much of the net proceeds of this offering to uses that you may not consider desirable. The failure of management to apply these funds effectively could have a material adverse effect on our business, financial condition and operating results. For more information on how we intend to use the proceeds from this offering, see "Use of Proceeds."

The failure to sustain our current growth rates or to achieve expected growth rates could adversely affect the price of our common stock.

   We have experienced significant growth since our inception. Our revenues have increased from $33.3 million in 1998 to $69.6 million in 2000. This revenue growth is attributed to both the internal growth of our business, as well as revenue growth achieved through acquisitions we have completed. Either our internal growth rate or our total growth rate, or both, may decline significantly in the future due to factors within or beyond our control. Our failure to sustain current growth rates, or achieve growth rates expected by stock market analysts, could have a material adverse impact on the trading price of our common stock.

Georgia law, our articles of incorporation and bylaws and some of our employment agreements contain provisions that could discourage a third party from attempting to acquire your shares at a premium to the market price.

   Some provisions of our articles of incorporation, our bylaws and Georgia law make it more difficult for a third party to acquire control of our company, even if a change in control would be beneficial to our shareholders. Some of our executive officers have entered into employment agreements with us that contain change in control provisions. These provisions may discourage or prevent a tender offer, proxy contest or other attempted takeover. In addition, we have in the past and may in the future create and issue new classes of preferred stock that have greater rights than our common stock. These superior rights may include greater voting rights, entitlement to dividends and preferential treatment in the event of a change in control, liquidation, consolidation or other circumstances. Any shares of preferred stock that we issue may discourage a third party from attempting to acquire your shares at a premium price.

We cannot predict every event and circumstance that may impact our business and, therefore, the risks and uncertainties discussed above may not be the only ones you should consider.

   The risks and uncertainties discussed above are in addition to those that apply to most businesses generally. In addition, as we continue to grow our business, we may encounter other risks of which we are not aware at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   We have made forward-looking statements in this prospectus. These statements are subject to risks and uncertainties, and we cannot assure you that they will prove to be correct. Forward-looking statements include assumptions as to how we may perform in the future. When we use words like "believe," "expect," "anticipate," "predict," "project," "potential," "seek," "continue," "will," "may," "could," "intend," "plan," "pro forma," "estimate," "goal," "strive" and similar expressions, we are making forward-looking statements.

   Forward-looking statements in this prospectus include statements regarding the following:

  . our business strategies and goals;

  . our future sources of revenues and potential for growth and profitability;

  . expansion and enhancement of our technologies, networks, products and services;

  . our future relationship with Netzee;

  . trends in activities and industry conditions;

  . development and expansion of our sales and marketing efforts;

  . our ability to integrate our previous and future acquisitions; and

  . other statements that are not of historical fact made throughout this prospectus, including in the "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections.

   We believe that the expectations reflected in our forward-looking statements are reasonable, but we cannot be sure that we will actually achieve these expectations. In addition, we cannot be sure that any of the assumptions from which we have developed the pro forma financial information incorporated by reference in this prospectus are complete or correct. Projections or estimates of our future performance are necessarily subject to a high degree of uncertainty and may vary materially from actual results. In evaluating forward-looking statements and pro forma information, you should carefully consider various factors, including the risks outlined under the "Risk Factors" section beginning on page 6 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 22, as well as our consolidated financial statements beginning on page F-1. You should also consider the cautionary statements contained in the reports we have filed with the SEC. These factors may cause our actual results to differ materially from any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

   We estimate the net proceeds to us from the sale of 3,100,000 shares of common stock in this offering will be approximately $90.0 million after deducting the underwriting discount and offering expenses. If the underwriters exercise their over-allotment option in full, we will receive approximately $17.6 million in additional net proceeds. We expect to use the net proceeds of this offering:

  . for working capital and other general corporate purposes;

  . to repay in full the outstanding balance we owe to First Union under our revolving credit facility;

  . to fulfill our obligations under our $15.0 million revolving line of credit to Netzee; and

  . to fund future acquisitions.

   Borrowings under the $35.0 million First Union credit facility accrue interest at either the lender's prime rate minus .25% or the 30-day LIBOR plus applicable margins, at our election. As of June 30, 2001, the interest rate on the credit facility was 5.1% per year, and approximately $26.4 million was outstanding under this facility. We have borrowed under the credit facility for working capital and general corporate purposes, acquisitions and loans to Netzee and SLM, including borrowings for these purposes after June 30, 2001.

   On May 31, 2001, we entered into a loan agreement with SLM, the owner of approximately 6% of our common stock, under which we loaned SLM $12.0 million subject to various terms and conditions. Borrowings under the loan agreement bear interest at an annual rate equal to the one-month LIBOR plus 2% and are secured by up to approximately 1.25 million shares of our common stock now held or that may be earned by SLM. The loan matures on December 31, 2002 and requires mandatory prepayments from the proceeds of sales of our common stock by SLM until the loan is repaid in full. As of June 30, 2001, SLM owed us approximately $12.1 million under this loan agreement. SLM will repay the loan by using the proceeds from its sale of our common stock in this offering.

   While we discuss potential acquisitions from time to time and have recently completed several acquisitions, we currently have no commitments or agreements for any acquisitions. Furthermore, we cannot be sure that we will complete any other acquisitions.

   The amount of funds that we actually use for the above purposes, other than debt repayment, will depend on many factors, including revisions to our business plan, material changes in our revenues or expenses and other factors. Accordingly, our management will have significant discretion over the use and investment of a large portion of the net proceeds to us from the offering. See "Risk Factors--Our management will have broad discretion to spend a large portion of the net proceeds of this offering and may spend the proceeds in ways with which you do not agree." Pending these uses, we intend to invest the funds in investment-grade, interest-bearing instruments.

                                DIVIDEND POLICY

   We have never paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the development and growth of our business. Our line of credit from First Union prohibits us from paying cash dividends without the consent of First Union. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                          PRICE RANGE OF COMMON STOCK

   Until March 26, 1999, our common stock traded on the American Stock Exchange under the symbol "ICG." On March 29, 1999, our common stock began trading on the Nasdaq National Market under the symbol "ICPT." The table below sets forth for the periods indicated the high and low sale prices of our common stock as reported by the American Stock Exchange and the Nasdaq National Market, as the case may be.

                                                                    High   Low
                                                                   ------ ------
Year Ended December 31, 1999:
 First Quarter...................................................  $10.25 $ 7.06
 Second Quarter..................................................   17.38   8.00
 Third Quarter...................................................   30.13  14.00
 Fourth Quarter..................................................   31.25  12.50
Year Ended December 31, 2000:
 First Quarter...................................................   32.03  20.25
 Second Quarter..................................................   26.25  13.50
 Third Quarter...................................................   27.00  18.88
 Fourth Quarter..................................................   28.69  20.50
Year Ending December 31, 2001:
 First Quarter...................................................   27.13  21.63
 Second Quarter..................................................   39.91  23.25
 Third Quarter (through August 7, 2001)..........................   37.49  30.26

   On August 7, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $32.00 per share. At June 30, 2001, there were approximately 67 holders of record of our common stock and approximately 2,300 additional beneficial owners of our common stock.

                                 CAPITALIZATION

   The following table describes our capitalization as of June 30, 2001:

  . on an actual basis; and

  . on an as adjusted basis to reflect the receipt and application by us of the estimated net proceeds from our sale of 3,100,000 shares of common stock in this offering.

   You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and the other financial information included or incorporated by reference in this prospectus.

                                                           As of June 30, 2001
                                                           ---------------------
                                                            Actual   As Adjusted
                                                           --------  -----------
                                                              (in thousands)
Long-term debt...........................................  $ 26,386   $    --

Shareholders' equity:
 Preferred stock, no par value; 1,000,000 shares
  authorized; no shares issued or outstanding............       --         --
 Common stock, no par value; 50,000,000 shares
  authorized; 14,203,007 shares issued and outstanding,
  actual; 17,303,007 shares issued and outstanding, as
  adjusted...............................................   130,933    220,894
 Retained earnings.......................................    (9,489)    (9,489)
 Accumulated other comprehensive income..................       (59)       (59)
                                                           --------   --------
  Total shareholders' equity.............................   121,385    211,346
                                                           --------   --------
   Total capitalization..................................  $147,771   $211,346
                                                           ========   ========

   The number of shares of common stock to be issued and outstanding, as adjusted, is based on the number of shares issued and outstanding as of June 30, 2001, and it does not include:

  . 3,131,352 shares of common stock reserved for issuance under our stock option plan, of which 2,824,802 shares were issuable upon the exercise of options outstanding as of June 30, 2001 at a weighted average exercise price of $17.35 per share;

  . 500,000 shares of our common stock that may be issued to our employees under our employee stock purchase plan; and

  . up to 385,872 shares of common stock that have been earned by or may be issuable to SLM as contingent consideration in connection with our recent acquisition of certain assets of SLM.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

   You should read the following data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and the other financial information included or incorporated by reference in this prospectus. We derived our selected consolidated financial data as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 from our consolidated financial statements, which have been audited by Arthur Andersen LLP, our independent public accountants. We derived the selected consolidated financial data as of June 30, 2001 and for the six months ended June 30, 2000 and June 30, 2001 from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the information provided in the financial statements. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results for a full year. All amounts have been restated to reflect the August 2000 acquisition of Advanced Computer Enterprises, which we accounted for as a pooling of interests transaction. The financial data below also include the results of operations of other companies we have acquired since their respective dates of acquisition. See "Business--Our Acquisitions" and note 3 to our audited financial statements for a discussion of some of our acquisitions. Equity in loss of affiliate represents our share of the reduction in equity, as a result of losses, of Netzee. Minority interest represents the minority shareholder's 33.3% share of the equity and earnings of ProImage, Inc., a corporation that provides check imaging services, of which we own 66.7%.

                                                                        Six Months Ended
                                  Year Ended December 31,                   June 30,
                          --------------------------------------------  ------------------
                           1996     1997     1998     1999      2000      2000      2001
                          -------  -------  -------  -------  --------  --------  --------
Statement of Operations
 Data:
Revenues................  $19,269  $28,193  $33,270  $52,359  $ 69,639  $ 33,064  $ 57,427
Costs of services.......    9,338   12,125   13,587   20,452    26,952    12,931    23,445
Selling, general and
 administrative
 expenses...............    9,748   12,798   13,589   20,992    27,017    12,980    19,602
Depreciation and
 amortization...........      537    1,496    1,579    4,462     4,403     2,038     5,394
Loss on impairment of
 intangibles............       --      728       --       --        --        --        --
Write off of purchased
 research and
 development costs......      810       --       --       --        --        --        --
                          -------  -------  -------  -------  --------  --------  --------
Total operating
 expenses...............   20,433   27,147   28,755   45,906    58,372    27,949    48,441
                          -------  -------  -------  -------  --------  --------  --------
Operating (loss)
 income.................   (1,164)   1,046    4,515    6,453    11,267     5,115     8,986
Interest and other
 (expense) income, net..     (252)    (625)    (215)  39,172    11,825     8,722     1,042
                          -------  -------  -------  -------  --------  --------  --------
(Loss) income before
 provision for income
 taxes, equity in loss
 of affiliate and
 minority interest......   (1,416)     421    4,300   45,625    23,092    13,837    10,028
(Benefit) provision for
 income taxes...........     (141)     721    1,632   20,212     9,216     5,494     4,035
Equity in loss of
 affiliate..............       --       --       --  (15,352)  (30,710)  (11,867)   (8,521)
Minority interest.......      (14)      39      (89)    (120)      (28)      (32)      (10)
                          -------  -------  -------  -------  --------  --------  --------
Net (loss) income.......   (1,289)    (261)   2,579    9,941   (16,862)   (3,556)   (2,538)
Preferred stock
 dividends..............       (8)     (32)     (16)      --        --        --        --
                          -------  -------  -------  -------  --------  --------  --------
Net (loss) income
 attributable to common
 shareholders...........  $(1,297) $  (293) $ 2,563  $ 9,941  $(16,862) $ (3,556) $ (2,538)
                          =======  =======  =======  =======  ========  ========  ========
Net (loss) income per
 common share:
  Basic.................  $ (0.21) $ (0.04) $  0.30  $  0.99  $  (1.32) $  (0.29) $  (0.18)
                          =======  =======  =======  =======  ========  ========  ========
  Diluted...............  $ (0.21) $ (0.04) $  0.30  $  0.94  $  (1.32) $  (0.29) $  (0.18)
                          =======  =======  =======  =======  ========  ========  ========
Weighted average common
 shares outstanding
  Basic.................    6,184    7,083    8,465   10,095    12,820    12,457    13,835
  Diluted...............    6,184    7,083    8,597   10,564    12,820    12,457    13,835

                                                                        Six Months Ended
                                  Year Ended December 31,                   June 30,
                         ---------------------------------------------  ------------------
                          1996     1997     1998      1999      2000      2000      2001
                         -------  -------  -------  --------  --------  --------  --------
Other Financial Data:
Adjusted EBITDA(1)...... $  (627) $ 2,542  $ 6,094  $ 10,915  $ 15,670  $  7,153  $ 14,380
Net cash provided by
 operating activities...   2,157    2,432    2,994     4,733     9,039     1,625     8,882
Net cash used in
 investing activities...    (410)  (1,114)  (8,618)  (18,033)  (60,845)  (56,540)  (36,046)
Net cash (used in)
 provided by financing
 activities.............    (533)    (617)   6,753    11,949    57,722    56,648    23,225

                                    As of December 31,
                         ---------------------------------------------        As of
                          1996     1997     1998      1999      2000      June 30, 2001
                         -------  -------  -------  --------  --------  ------------------
Balance Sheet Data:
Cash and cash
 equivalents............ $ 1,666  $ 2,367  $ 3,496  $  2,145  $  8,061      $  4,122
Working capital.........   2,142    1,512    5,057     3,692    56,907        14,950
Total assets............  12,447   12,045   22,014   100,895   142,126       193,005
Long-term debt, net of
 current portion........   5,272    4,717      211    12,669     4,513        26,386
Shareholders' equity....   1,379      648   17,713    52,660   102,392       121,385

---------------------
(1) Adjusted EBITDA is equal to (loss) income before provision for income taxes, equity in loss of affiliate and minority interest, plus interest and other (expense) income, net and depreciation and amortization. Adjusted EBITDA should not be considered as an alternative to net (loss) income or any other measure of operating performance calculated in accordance with generally accepted accounting principles. Our calculation of adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   We derive revenues primarily from the following sources:

  . Service fees for:

   . core data processing and check imaging systems, support, maintenance and related services and software sales

   . EFT processing services

  . Data communications management

  . Equipment and product sales, services and other:

   . sales of banking-related equipment and complementary products

   . equipment maintenance and technical support services

   . related products and services.

   In our service bureau operations, we generate core data processing revenues from service and processing fees based primarily on the asset base of our financial institution customers, the number of transactions we process and the number of accounts we service. We recognize these revenues as we perform the services. We also generate revenues from the licensing of our core data processing systems. We recognize revenues for licensing these systems in accordance with Statement of Position 97-2 on "Software Revenue Recognition," issued by the American Institute of Certified Public Accountants. We recognize software license fees when we have signed a non-cancelable license agreement, shipped the product and satisfied significant obligations to the customer.

   We license Renaissance Imaging(TM) check imaging software on an in-house basis, and we generate revenues from up-front license fees and recurring annual maintenance fees charged for this system. We recognize revenues from the licensing of Renaissance Imaging in accordance with Statement of Position 97-2, as discussed above. We also provide check imaging in a service bureau environment under which we generate recurring revenues. On a service bureau basis, we generate revenues based on the volume of items processed. We recognize this revenue as we provide the service.

   We derive EFT revenues principally from processing ATM and debit card transactions. We receive a monthly base fee for providing our ATM processing services and an additional fee for each additional ATM serviced. Once the number of transactions by a financial institution exceeds established levels, typically between 2,000 and 3,000 transactions per month, we charge additional fees for these transactions. For debit card transactions, we generally receive a portion of the interchange fees generated by our financial institution customers, and we charge a monthly fee if our customers do not meet a specified minimum dollar amount of transactions for a particular month. Most charges under our EFT service agreements are due and paid monthly.

   We generate our data communications management service revenues principally from network management and from equipment configuration services and installation. We charge an installation fee and a regular monthly fee on an ongoing basis for providing telecommunications connectivity and network management.

   We recognize revenues from sales of equipment and complementary products at the time of shipment. We recognize maintenance and technical support service revenues as we provide the service.

   For the six months ended June 30, 2001, approximately 86% of our total revenues were recurring revenues. Recurring revenues result from regular monthly payments by our customers for ongoing services used in connection with their business. These revenues do not include conversion or deconversion fees, initial software license fees, installation fees, hardware sales or similar activities.

   Our ownership percentage in Netzee decreased to approximately 49% as of September 3, 1999 because of Netzee's issuance of its common stock in connection with transactions that occurred on that date. As a result, we discontinued consolidating Netzee's results of operations with our results of operations. We account for our investment in Netzee under the equity method, which requires us to record Netzee's results of operations in a single line item in our statement of operations titled "equity in loss of affiliate." Because we provided unlimited funding to Netzee through the completion of its initial public offering in November 1999, all of Netzee's losses before the completion of the offering were included in that line item rather than our relative percentage of those losses. Since Netzee completed its initial public offering, we record only our relative percentage of Netzee's net losses. As of June 30, 2001, we owned approximately 28% of Netzee's outstanding common stock.

   In February 2000, we completed another public offering of common stock. Our proceeds from this offering, after deducting expenses related to the offering, were approximately $66.0 million. We used the proceeds of this offering to repay certain debt and fund our acquisitions completed in 2000 and 2001 and for working capital and other general corporate purposes.

   In August 2000, we completed the Advanced Computer Enterprises acquisition, which we accounted for as a pooling of interests. Except for the August 2000 acquisition, we have accounted for all of our acquisitions since our initial public offering as purchase transactions in our financial statements.

   On January 4, 2001, we acquired the U.S. core data processing, check imaging and item processing operations, as well as the BancLine software, from SLM. We paid $40.0 million in cash and issued or agreed to issue up to approximately
1.25 million shares of our common stock in the transaction.

   Effective February 1, 2001, we acquired from Netzee the asset/liability and regulatory reporting software of DPSC for approximately $14.1 million in cash and the assumption of $2.4 million of DPSC's net liabilities. Netzee used approximately $8.4 million of the cash proceeds to reduce its line of credit with us.

   We also completed two other acquisitions during 2001, in connection with which we paid a total of $7.4 million net cash.

   We base our expenses to a significant extent on our expectations of future revenues. Most of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our actual revenues are lower than we expect. To enhance our long-term competitive position, we may also make decisions regarding pricing, marketing, services and technology that could have an adverse near-term effect on our financial condition and operating results. In addition, our EFT revenues are based in large part on various interchange and transaction fees that Visa and MasterCard set. Any changes in these fees, whether as a result of a pending dispute or otherwise, could negatively impact our revenues.

   We believe, because of the foregoing factors and other risks discussed in our SEC filings, that quarter to quarter comparisons of our operating results are not a good indication of our future performance. Our operating results are likely to fall below the expectations of securities analysts or investors in some future quarter. In that event, the trading price of our common stock would likely decline, perhaps significantly.

Results of Operations

   The following tables set forth certain items in our consolidated statements of operations and the related dollar amounts and percentage of revenues for the indicated periods.

                                                           Six Months Ended
                              Year Ended December 31,          June 30,
                              --------------------------   -------------------
                               1998     1999      2000       2000       2001
                              -------  -------  --------   --------   --------
Revenues:
 Service fee income.........  $25,265  $39,677  $ 55,289   $ 25,521   $ 50,828
 Data communications
  management income.........    3,772    5,163     6,002      2,918      3,566
 Equipment and product
  sales, services and
  other.....................    4,233    7,519     8,348      4,625      3,033
                              -------  -------  --------   --------   --------
  Total revenues............   33,270   52,359    69,639     33,064     57,427
Operating Expenses:
 Costs of services..........   13,587   20,452    26,952     12,931     23,445
 Selling, general and
  administrative expenses...   13,589   20,992    27,017     12,980     19,602
 Depreciation and
  amortization..............    1,579    4,462     4,403      2,038      5,394
                              -------  -------  --------   --------   --------
  Total operating expenses..   28,755   45,906    58,372     27,949     48,441
                              -------  -------  --------   --------   --------
Operating income............    4,515    6,453    11,267      5,115      8,986
Interest and other (expense)
 income, net................     (215)  39,172    11,825      8,722      1,042
                              -------  -------  --------   --------   --------
Income before provision for
 income taxes, equity in
 loss of affiliate and
 minority interest..........    4,300   45,625    23,092     13,837     10,028
Provision for income taxes..    1,632   20,212     9,216      5,494      4,035
Equity in loss of
 affiliate..................       --  (15,352)  (30,710)   (11,867)    (8,521)
Minority interest...........      (89)    (120)      (28)       (32)       (10)
                              -------  -------  --------   --------   --------
Net income (loss)...........    2,579    9,941   (16,862)    (3,556)    (2,538)
Preferred stock dividends...      (16)      --        --         --         --
                              -------  -------  --------   --------   --------
Net income (loss) applicable
 to common shareholders.....  $ 2,563  $ 9,941  $(16,862)  $ (3,556)  $ (2,538)
                              =======  =======  ========   ========   ========

                                                           Six Months Ended
                              Year Ended December 31,          June 30,
                              --------------------------   -------------------
                               1998     1999      2000       2000       2001
                              -------  -------  --------   --------   --------
Revenues:
 Service fee income.........     75.9%    75.8%     79.4%      77.2%      88.5%
 Data communications
  management income.........     11.4      9.9       8.6        8.8        6.2
 Equipment and product
  sales, services and
  other.....................     12.7     14.3      12.0       14.0        5.3
                              -------  -------  --------   --------   --------
  Total revenues............    100.0    100.0     100.0      100.0      100.0
Operating Expenses:
 Costs of services..........     40.8     39.1      38.7       39.1       40.8
 Selling, general and
  administrative expenses...     40.8     40.1      38.8       39.3       34.2
 Depreciation and
  amortization..............      4.8      8.5       6.3        6.2        9.4
                              -------  -------  --------   --------   --------
  Total operating expenses..     86.4     87.7      83.8       84.6       84.4
                              -------  -------  --------   --------   --------
Operating income............     13.6     12.3      16.2       15.4       15.6
Interest and other (expense)
 income, net................     (0.7)    74.8      17.0       26.4        1.8
                              -------  -------  --------   --------   --------
Income before provision for
 income taxes, equity in
 loss of affiliate, and
 minority interest..........     12.9     87.1      33.2       41.8       17.4
Provision for income taxes..      4.9     38.6      13.2       16.6        7.0
Equity in loss of
 affiliate..................      0.0    (29.3)    (44.1)     (35.9)     (14.8)
Minority interest...........     (0.3)    (0.2)     (0.1)      (0.1)      (0.0)
                              -------  -------  --------   --------   --------
Net income (loss)...........      7.7     19.0     (24.2)      10.8       (4.4)
Preferred stock dividends...     (0.0)     0.0       0.0        0.0        0.0
                              -------  -------  --------   --------   --------
Net income (loss) applicable
 to common shareholders.....      7.7%    19.0%    (24.2)%    (10.8)%     (4.4)%
                              =======  =======  ========   ========   ========

 Six Months Ended June 30, 2001 Compared to Six Months Ended June 30, 2000

   Revenues. Revenues increased 73.7% to $57.4 million for the six months ended June 30, 2001 from $33.1 million for the six months ended June 30, 2000. The $24.4 million increase was primarily attributable to (a) $25.3 million generated by an increase in service fee income and (b) $650,000 generated by an increase in data communications management income, offset by (c) a $1.6 million decrease in hardware sales. These increases are attributable to both internal growth and acquisitions and not to any significant increases in prices.

   Costs of Services. Costs of services increased 81.3% to $23.4 million for the six months ended June 30, 2001 from $12.9 million for the six months ended June 30, 2000. The $10.5 million increase was primarily attributable to (a) $10.8 million related to service fee income and (b) $770,000 related to data communications management offset by (c) a decrease of $1.1 million in hardware sales. Gross margins decreased to 59.2% for the six months ended June 30, 2001, from 60.9% for the six months ended June 30, 2000 due to our acquisitions during 2001 of SLM and C-TEQ, which had lower margins than we did prior to these acquisitions.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 51.0% to $19.6 million for the six months ended June 30, 2001 from $13.0 million for the six months ended June 30, 2000. The $6.6 million increase was primarily due to additional personnel to support our growth and acquisitions and other miscellaneous expenses. As a result of the acquisitions of SLM and C-TEQ, selling, general and administrative expenses as a percentage of revenues decreased to 34.1% for the six months ended June 30, 2001, from 39.3% for the six months ended June 30, 2000. During the second quarter of 2001, we announced plans to consolidate the operations of our two Houston, Texas data center facilities, one of which was acquired from SLM, into a new facility. The closing and relocating of both facilities was completed during the quarter. In connection with the closure of the Houston facility that was not acquired from SLM, we recorded a restructuring charge of approximately $405,000 during the quarter ended June 30, 2001 which is included in selling, general, and administrative expenses in the accompanying statement of operations. The charge includes approximately $93,000 of severance related to several employees terminated during the quarter and approximately $312,000 of facility closure costs. The facility closure costs include moving expenses and other miscellaneous costs incurred after operations ceased in addition to the noncancelable operating lease obligation on the existing facility. All costs have been incurred as of June 30, 2001 with the exception of $275,000 related to the lease obligation which is included in accrued liabilities in the accompanying balance sheet. The amount represents the total remaining lease payments, less our estimate of rental income that we may receive by subleasing the facility during the remaining lease term.

   Depreciation and Amortization. Depreciation and amortization increased 164.7% to $5.4 million for the six months ended June 30, 2001 from $2.0 million for the six months ended June 30, 2000. The $3.4 million increase was primarily attributable to additional property, plant and equipment and additional amortization from acquisitions.

   Other Income, Net. Other income, net decreased to $1,042,000 for the six months ended June 30, 2001 from $8.7 million for the six months ended June 30, 2000. The decrease was primarily due to decreases in the taxable component of the gain associated with the issuance of common stock of Netzee and to a decrease in interest income.

   Provision for Income Taxes. Provision for income taxes decreased to $4.0 million for the six months ended June 30, 2001 from $5.5 million for the six months ended June 30, 2000. The decrease was attributable to a decrease in taxable gains associated with the issuance of common stock of Netzee offset by an increase associated with increased pre-tax profits.

   Equity in Loss of Affiliate. Equity in loss of affiliate was $8.5 million for the six months ended June 30, 2001 and $11.9 million for the six months ended June 30, 2000. This amount is our share of Netzee's net loss.


 Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

   Revenues. Revenues increased 33.0% to $69.6 million for the year ended December 31, 2000 from $52.4 million for the year ended December 31, 1999. The $17.2 million increase was primarily related to

(a) $15.6 million generated by an increase in service fee income, (b) $840,000 generated by an increase in data communications management income and (c) $830,000 generated by additional hardware sales. These increases are attributable to both internal growth and acquisitions.

   Costs of Services. Costs of services increased 31.8% to $27.0 million for the year ended December 31, 2000 from $20.5 million for the year ended December 31, 1999. The $6.5 million increase was primarily attributable to (a) an increase of $5.1 million related to service fee income, (b) $840,000 related to data communications management and (c) $600,000 generated by additional hardware sales.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 28.7% to $27.0 million for the year ended December 31, 2000 from $21.0 million for the year ended December 31, 1999. The $6.0 million increase was primarily due to additional personnel we hired to support our growth and acquisitions and other miscellaneous expenses.

   Depreciation and Amortization. Depreciation and amortization remained constant at $4.4 million for the year ended December 31, 2000. During 1999 we had a one-time amortization charge related to Netzee of approximately $1.0 million, which was offset by increased intangibles in 2000.

   Operating Income. For the foregoing reasons, operating income increased $4.8 million to $11.3 million for the year ended December 31, 2000 from $6.5 million for the year ended December 31, 1999.

   Interest and Other (Expense) Income, Net. Interest and other income decreased $27.3 million to $11.8 million for the year ended December 31, 2000 from income of $39.2 million for the year ended December 31, 1999. The decrease was due primarily to a $30.9 million decrease in gains recognized associated with changes in our ownership of Netzee offset by interest income of $3.6 million from investments of the proceeds from our public offering of stock in February 2000. For an explanation of the Netzee loss, see note 3 to our financial statements.

   Provision for Income Taxes. Provision for income taxes decreased $11.0 million to $9.2 million for the year ended December 31, 2000 from $20.2 million for the year ended December 31, 1999. The decrease was attributable to the taxable component of the gains created by the issuance of common stock of Netzee during 1999 offset by increased pre-tax profits.

   Equity in Loss of Affiliate. Equity in loss of affiliate was $30.7 million for the year ended December 31, 2000 and $15.4 million for the year ended December 31, 1999. This amount represents our share of Netzee's losses.

   Minority Interest. Minority interest decreased $90,000 to $30,000 for the year ended December 31, 2000 from $120,000 for the year ended December 31, 1999. The decrease was primarily due to reduced profits in ProImage's operations.

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

   Revenues. Revenues increased 57.4% to $52.4 million for the year ended December 31, 1999 from $33.3 million for the year ended December 31, 1998. The $19.1 million increase was primarily related to (a) $14.4 million generated by an increase in service fee income, (b) $3.3 million generated by additional hardware sales and (c) $1.4 million generated by an increase in data communications management income. These increases are attributable to both internal growth and acquisitions.

   Costs of Services. Costs of services increased 50.5% to $20.5 million for the year ended December 31, 1999 from $13.6 million for the year ended December 31, 1998. The $6.9 million increase was primarily attributable to (a) an increase of $3.7 million related to service fee income (b) $2.2 million generated by additional hardware sales and (c) $1.0 million related to data communications management.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 54.5% to $21.0 million for the year ended December 31, 1999 from $13.6 million for the year ended December 31, 1998. The $7.4 million increase was primarily due to additional personnel to support our growth and acquisitions and other miscellaneous expenses.

   Depreciation and Amortization. Depreciation and amortization increased 182.6% to $4.5 million for the year ended December 31, 1999 from $1.6 million for the year ended December 31, 1998. The $2.9 million increase was primarily attributable to (a) $700,000 associated with depreciation expense related to fixed asset additions and (b) $2.2 million related to additional amortization expense, $1.9 million of which was related to acquisitions completed in 1999.

   Operating Income. For the foregoing reasons, operating income increased $2.0 million to $6.5 million for the year ended December 31, 1999 from $4.5 million for the year ended December 31, 1998.

   Interest and Other (Expense) Income, Net. Interest and other income increased $39.4 million to $39.2 million for the year ended December 31, 1999 from expense of $220,000 for the year ended December 31, 1998. The increase was due primarily to a $38.9 million gain associated with the issuance of common stock of Netzee. For an explanation of this gain, see note 3 to our financial statements.

   Provision for Income Taxes. Provision for income taxes increased $18.6 million to $20.2 million for the year ended December 31, 1999 from $1.6 million for the year ended December 31, 1998. The increase was attributable to the $38.9 million pre-tax gain associated with the issuance of common stock of Netzee and increased pre-tax profits.

   Equity in Loss of Affiliate. Equity in loss of affiliate was $15.4 million for the year ended December 31, 1999. This amount is our share of Netzee's losses. There was no equity in loss of affiliate for the year ended December 31, 1998.

   Minority Interest. Minority interest increased $30,000 to $120,000 for the year ended December 31, 1999 from $90,000 for the year ended December 31, 1998. The increase was primarily due to profits in ProImage's operations.

Quarterly Results of Operations

   The following table sets forth certain unaudited consolidated quarterly statement of operations data for the ten quarters ended June 30, 2001. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our results of operations for the periods shown. All amounts have been restated to reflect the August 2000 acquisition of Advanced Computer Enterprises, which we accounted for as a pooling of interests transaction. The consolidated quarterly data should be read along with our consolidated financial statements and related notes and the other financial information included or incorporated by reference in this prospectus. The results of operations for any quarter are not necessarily indicative of the results of operations for any future periods.

                                                                 Three Months Ended
                                  ------------------------------------------------------------------------------------------
                                  3/31/99  6/30/99  9/30/99  12/31/99  3/31/00  6/30/00  9/30/00  12/31/00  3/31/01  6/30/01
                                  -------  -------  -------  --------  -------  -------  -------  --------  -------  -------
                                                    (in thousands, except per share data)
Revenues:
 Service fee income.............  $7,607   $8,668   $11,345  $12,057   $11,861  $13,660  $14,310  $ 15,458  $23,802  $27,026
 Data communications management
  income........................   1,139    1,255     1,349    1,420     1,401    1,517    1,506     1,578    1,829    1,737
 Equipment and product sales,
  services and other............   1,147    1,503     2,530    2,339     2,517    2,108    2,012     1,711    1,415    1,618
                                  ------   ------   -------  -------   -------  -------  -------  --------  -------  -------
  Total revenues................   9,893   11,426    15,224   15,816    15,779   17,285   17,828    18,747   27,046   30,381
Operating Expenses
 Costs of services..............   3,747    4,388     5,989    6,328     6,112    6,819    6,901     7,120   11,464   11,981
 Selling, general and
  administrative expenses.......   4,021    4,541     6,490    5,940     6,254    6,726    6,884     7,153    9,058   10,544
 Depreciation and amortization..     558      682     2,168    1,054       960    1,078    1,205     1,160    2,508    2,886
                                  ------   ------   -------  -------   -------  -------  -------  --------  -------  -------
  Total operating expenses......   8,326    9,611    14,647   13,322    13,326   14,623   14,990    15,433   23,030   25,411
Operating income................   1,567    1,815       577    2,494     2,453    2,662    2,838     3,314    4,016    4,970
Interest and other income, net..      33       31    16,072   23,036     7,282    1,440    1,777     1,326      728      314
                                  ------   ------   -------  -------   -------  -------  -------  --------  -------  -------
Income before provision for
 income taxes, equity in loss of
 affiliate and minority
 interest.......................   1,600    1,846    16,649   25,530     9,735    4,102    4,615     4,640    4,744    5,284
Provision for income taxes......     568      724     9,092    9,828     3,806    1,688    1,851     1,871    1,923    2,112
Equity in loss of affiliate.....      --       --    (5,541)  (9,811)   (5,686)  (6,181)  (6,023)  (12,820)  (5,719)  (2,802)
Minority interest...............     (21)     (38)      (28)     (33)      (16)     (16)      15       (11)      (7)      (3)
                                  ------   ------   -------  -------   -------  -------  -------  --------  -------  -------
Net income (loss) applicable to
 common shareholders............  $1,011   $1,084   $ 1,988  $ 5,858   $   227  $(3,783) $(3,244) $(10,062) $(2,905) $   367
                                  ======   ======   =======  =======   =======  =======  =======  ========  =======  =======
Net income (loss) per common
 share:
  Basic.........................  $  .11   $  .11   $   .19  $   .59   $   .02  $  (.29) $  (.25) $   (.76) $  (.21) $   .03
                                  ======   ======   =======  =======   =======  =======  =======  ========  =======  =======
  Diluted.......................  $  .10   $  .10   $   .18  $   .56   $   .02  $  (.29) $  (.25) $   (.76) $  (.21) $   .02
                                  ======   ======   =======  =======   =======  =======  =======  ========  =======  =======
Weighted average common shares
 outstanding:
  Basic.........................   9,625    9,927    10,368    9,976    11,754   13,160   13,173    13,185   13,776   13,894
  Diluted.......................   9,916   10,385    10,960   10,409    12,420   13,160   13,173    13,185   13,776   15,064

Liquidity and Capital Resources

   Since our incorporation, we have financed our operations and capital expenditures through cash from operations, borrowings from banks and sales of our common stock, including our initial public offering in June 1998, which resulted in net proceeds to us of $14.4 million, and our public offering in February 2000, which resulted in net proceeds to us of $66.0 million.

   Cash and cash equivalents were $4.1 million at June 30 and $8.1 million at December 31, 2000. Short term investments with a maturity of one year or less were $8,000. Net cash provided by operating activities was $8.9 million for the six months ended June 30, 2001, compared to $1.6 million for the six months ended June 30, 2000. The increase in net cash provided by operating activities was primarily attributable to an increase in net income.

   Net cash used in investing activities was $36.0 million for the six months ended June 30, 2001, compared to $56.5 million for the six months ended June 30, 2000. The decrease in net cash used in investing activities was primarily due to a decrease in our investments resulting from our use of cash as consideration in our acquisitions during 2001.

   Net cash provided by financing activities was $23.2 million for the six months ended June 30, 2001 compared to $56.6 million for the six months ended June 30, 2000. The decrease in net cash provided by financing activities was primarily due to the first quarter 2000 net proceeds from our public stock offering.

   During 1998, we entered into a credit facility with First Union National Bank. Under this facility, as amended during the third quarter of 1999, we may borrow up to $35.0 million for working capital and to fund acquisitions and related expenses. The First Union credit facility contains provisions that require us to maintain certain financial ratios and minimum net worth amounts and which restrict our ability to incur additional debt, make certain capital expenditures, enter into agreements for mergers, acquisitions or the sale of substantial assets and pay dividends. The First Union credit facility matures on June 30, 2002. Interest is payable monthly, and outstanding principal amounts accrue interest, at our option, at an annual rate equal to either (a) a floating rate equal to the lender's prime rate minus .25%, or (b) a fixed rate based upon the 30-day LIBOR rate plus applicable margins. On June 30, 2001, the interest rate under this facility was approximately 5.1% per year, and approximately $26.4 million was outstanding under this facility. On July 24, 2001, we signed a letter of intent with First Union to increase availability under the line of credit to $50 million and to extend the maturity date to June 1, 2004.

   We provide to Netzee, jointly with John H. Harland Company, a $20.0 million revolving line of credit secured by substantially all of Netzee's assets. Of the total $20.0 million available to Netzee, we provide $15.0 million and Harland provides $5.0 million on a pro rata basis with us. In February 2001, we paid Netzee $14.1 million in cash and assumed $2.4 million of DPSC's net liabilities in exchange for regulatory reporting software and other assets formerly owned by Netzee's subsidiary, DPSC. Netzee used approximately
$8.4 million of the cash proceeds to pay down its line of credit with us. Netzee has subsequently borrowed additional funds from us, and as of June 30, 2001, Netzee owed us a total of $8.7 million under this line of credit. We finance this line of credit with cash on hand and additional borrowings under our credit facility with First Union. Netzee may require additional funds to support its operations and to repay its borrowings from us. Netzee may seek to raise capital through public or private offerings of debt or equity, the sale of assets or from other sources. No assurance can be given that additional funds will be available on terms favorable to Netzee, if at all. Netzee's ability to continue as a going concern and to meet its obligations as they may come due may depend upon its ability to raise additional capital funds.

   We do not consolidate Netzee's results of operations with our results of operations. We account for our investment in Netzee under the equity method, which requires us to record the results of operations of Netzee in a single line item in our statement of operations titled "Equity in loss of affiliate." Because we provided unlimited funding to Netzee until completion of its initial public offering in November 1999, all of Netzee's losses prior to the completion of the offering are included in that line item rather than our relative percentage of those losses. Since Netzee completed its initial public offering, we record only our relative percentage of Netzee's net losses. As of June 30, 2001, we owned approximately 28% of Netzee's outstanding common stock. Also as of June 30, 2001, the carrying value of our investment in Netzee was $9.7 million, which exceeded the market value of $4.0 million as of that date. We believe that this reduction in value is temporary. However, we may in the future conclude that this reduction is other than temporary, such as if Netzee becomes unable to continue as a going concern. In that event we would have to write down the carrying values of our investment in and our advances to Netzee. In addition, Netzee has a history of losses and may never become profitable. We will continue to account for our investment in Netzee under the equity method, which will result in additional losses on our investment in and advances to Netzee until Netzee becomes profitable. The impact of Netzee's results of operations on our financial condition, including our shareholders' equity, is uncertain, and we may not benefit from our ownership in Netzee.

   On May 31, 2001, we entered into a loan agreement with SLM, the owner of approximately 6% of our common stock, under which we loaned SLM $12.0 million subject to various terms and conditions. Borrowings under the loan agreement bear interest at an annual rate equal to the one-month LIBOR plus 2% and are secured by up to approximately 1.25 million shares of our common stock now held or that may be earned by SLM. The loan matures on December 31, 2002 and requires mandatory prepayments from the proceeds of sales of our common stock by SLM until the loan is repaid in full. As of June 30, 2001, SLM owed us approximately $12.1 million under this loan agreement. SLM will repay the loan in full by using the proceeds of its sale of our common stock in this offering.

   We funded the cash portion of the purchase price of our acquisitions through the use of cash on hand and borrowings under our line of credit with First Union.

   While there can be no assurance, we believe that funds currently on hand, funds to be provided by operations and funds available for working capital purposes under the First Union credit facility will be sufficient to meet our anticipated capital expenditures and liquidity requirements for at least the next 12 months. We intend to grow, in part, through strategic acquisitions and expect to make additional expenditures to negotiate and consummate acquisition transactions and integrate the acquired companies. No assurance can be made with respect to the actual timing and amount of the expenditures and acquisitions. In addition, no assurance can be given that we will complete any acquisitions on terms favorable to us, if at all, or that additional sources of financing will not be required.

Recent Accounting Pronouncements

   In June 2001 the Financial Accounting Standards Board approved Statement of Financial Accounting Standard No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. This amortization of existing goodwill will cease on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS No. 142 will result in our discontinuation of amortization of our goodwill; however, we will be required to test our goodwill for impairment under the new standard beginning in the first quarter of 2002, which could have an adverse effect on our future results of operations if an impairment occurs.

Quantitative and Qualitative Disclosure About Market Risk

   We do not use derivative financial instruments in our operations or investments and do not have significant operations subject to fluctuations in foreign currency exchange rates. Borrowings under the First Union credit facility accrue interest at a fluctuating rate based either upon the lender's prime rate or LIBOR. As of June 30, 2001, we had $26.4 million outstanding under this facility, and, therefore we face risks of interest rate fluctuations. Changes in interest rates which dramatically increase the interest rate on the credit facility would make it more costly for us to borrow under that facility and may impede our acquisition and growth strategies if we determine that the costs associated with borrowing funds are too high to implement these strategies.

                                    BUSINESS

Overview

   We are a leading provider of banking technology products and services for community financial institutions. Our comprehensive suite of products and services allows us to act as a single-source provider for the technology and operating needs of community financial institutions. Our range of products and services includes core data processing, check processing and imaging, electronic funds transfer (EFT), data communications management and related products and services. These products and services work together to help community financial institutions manage back-office and customer activities, create operating efficiencies and provide better customer service, which enables them to compete more effectively with larger financial institutions. Most of our customers outsource their processing activities to our data centers located across the United States, while others install our systems in-house and perform the processing functions themselves.

Our Market Opportunity

   The financial services industry is currently undergoing a period of rapid change due to heightened competition and greater demand for new and convenient technology-based banking services. New competitors such as brokerage firms, affinity groups and Internet banks are increasingly targeting traditional financial institutions' most profitable customers. To compete effectively and meet the demands of their customers, community financial institutions must continue to offer new services and integrate new technology and functionality into their operations.

   U.S. banks, including our target market of community financial institutions, increasingly view technology as critical to retaining and expanding their customer bases. According to TowerGroup, aggregate information technology spending by all U.S. banks is projected to total approximately $31.4 billion in 2001 and is expected to continue to grow. However, community financial institutions are often constrained by the design and capacity of their existing systems, limited in-house technological resources and pressure to control operating costs. As a result, we believe that community financial institutions will increasingly rely on third-party providers like us to address their technology needs.

Our Solution

   Our products and services help community financial institutions:

   Rapidly implement advanced technologies. Community financial institutions generally lack sufficient capital and human resources to internally develop and implement advanced technologies. We offer numerous advanced technology products and services, including core data processing, EFT services, check imaging software and data communications management, that community financial institutions need to run their businesses in today's competitive marketplace. By using our products and services, community financial institutions can quickly gain access to advanced technologies and services that they might not be able to develop and implement themselves.

   Focus on customer relationships. We believe that community financial institutions can compete effectively with larger banks and succeed as independent institutions by remaining focused on serving the communities in which they operate. Typically, customers of community financial institutions rely on these financial institutions because of their ability to provide personalized, relationship-based service and their focus on local community and business needs. Our products and services enable community financial institutions to focus on attracting, maintaining and expanding their customer relationships while satisfying demand for the latest financial products and services.

   Improve operating efficiencies. By taking advantage of our technology and operating solutions, our customers can improve their operating efficiencies without allocating the expenses and resources necessary to develop or maintain similar systems themselves. Our customers get the benefit of our products and services without having to maintain personnel to develop, update and run these systems and without having to make large up-front capital expenditures to implement these advanced technologies.

   Securely process and transmit large amounts of information. Our data communications network and management services facilitate the rapid, secure and reliable transmission and processing of the large amounts of sensitive data that our customers use in their operations. This network utilizes the fiber optic networks of some of the largest telecommunications providers, and we link our network to our customers' operations with high-capacity communications lines. This ensures that our data communications network will support the rapid processing and transmission of electronic data required to support our customers' processing activities.

Our Strategies

   Our goal is to become the leading provider of products and services for the technology and operating needs of community financial institutions in the United States by:

   Building and maintaining long-term customer relationships to increase recurring revenues. We seek to establish and maintain long-term relationships with our customers and enter into contracts that typically extend for multiple years. Most of our products and services require the payment of monthly charges, which allows us to generate recurring revenues. For the six months ended June 30, 2001, recurring revenues accounted for approximately 86% of our total revenues.

   Emphasizing direct sales efforts and strategic marketing relationships to expand our customer base. We plan to expand our customer base and penetrate new geographic markets by hiring sales personnel who are knowledgeable in banking technology products and services or have experience working with community financial institutions. We also intend to continue to leverage our relationships with banking organizations such as bankers' banks. Bankers' banks are local or regional business organizations that provide banking products and services for financial institutions that cannot efficiently offer them due to cost, location, lack of resources or other circumstances. In addition, bankers' banks provide financial support to financial institutions and offer advice with respect to operations, profitability and federal and state regulation. We have exclusive contractual marketing relationships with eight of the 19 bankers' banks in the United States regarding some or all of our products and services. We also have relationships with four additional bankers' banks, as well as other banking related organizations, which we leverage in our sales and marketing efforts. Our relationships with 12 of the 19 bankers' banks gives us access to more than 5,600 financial institutions in the United States.

   We also seek to enter into other strategic relationships that extend our customer reach and generate additional revenues. In May 2001, we entered into a strategic alliance with The BISYS Group, Inc., one of the largest providers of financial technology services in the United States. Under the agreement, we serve as BISYS' preferred provider of outsourced check processing and imaging services to its customers. In addition, in June 2001, we entered into a joint marketing agreement with First National Bank of Omaha. Through this agreement, First National will promote our core processing services in Kansas, Colorado, Nebraska and South Dakota.

   Acquiring businesses with complementary products, services or relationships to enhance and expand our solutions, increase our market share or expand our geographic presence. Since our incorporation in 1996, we have grown in part through selective acquisitions of other businesses and technologies. We intend to continue to acquire other companies with complementary products, services or relationships to enhance and expand our offering and increase our market share. We also plan to continue our expansion nationally through the acquisition of businesses that operate in geographic areas in which we do not currently have operations.

   Cross-selling our products and services to our existing customer base to maximize our revenues. Once customers contract for one or more of our products or services, we are often able to increase revenues by providing additional products and services to them.

Our Products and Services

 Core Data Processing

   We provide products and services needed to meet our customers' core processing requirements, including general ledger, loan and deposit operations, financial accounting and reporting and customer information file maintenance. Our products and services provide superior flexibility and improve customer service throughout the financial institution. Most of our customers outsource their processing activities to our data centers located across the United States, while others install our systems in-house and perform the processing functions themselves.

   Our core data processing services and software and complementary products include:

           Category                                   Description
  BancPac(TM)                . Client-server enterprise software system that consists of a series of integrated software products, with Windows-
                               based, point-and-click
                               access to an entire customer information database
                             . Operates in a Windows NT or Windows 2000 environment
-----------------------------------------------------------------------------------------
  BancLine                   . Client-server core bank processing system that utilizes an open-system environment
                             . Uses a relational database that allows customer data to be entered once in the system and manipulated and analyzed
                               for a variety of business purposes
                             . Windows graphical user interface that utilizes a UNIX
                               operating system
-----------------------------------------------------------------------------------------
  Service Bureau             . Allows customers to focus on core competencies by
                               outsourcing their data processing needs
                             . Gives customers access to our processing systems without the expense of maintaining in-house processing operations
                             . Services are coordinated through seven host data centers located in various regions of the United States
                             . Each data processing center serves as a back-up facility if another center experiences a natural disaster,
                               destruction or other similar event that eliminates or
                               diminishes its processing capabilities
                             . Includes check processing and back-office services like
                               proofing and encoding of checks, clearing and settlement
                               of checks with the Federal Reserve and bank statement
                               preparation
-----------------------------------------------------------------------------------------
  Related Products and       . AccountFolio(TM), a loan document imaging, loan collateral
   Services                    management and tracking system
                             . TellerPlus, an online teller platform system
                             . Vision(TM), an advanced compact report storage and
                               retrieval system
                             . CallReporter(TM), regulatory reporting software


 Check Imaging

   Increased technological development and changing banking practices have created a demand for faster, more efficient electronic handling of bank documents, including checks and other documents. The need to reduce labor, research time and the cost of postage has increased the demand for check imaging solutions on both an in-house and service bureau basis. Check imaging involves creating digital images through the use of a camera attached to a sorter. As a check passes through the sorter, its individual picture is taken. Images of insufficient checks, stop payments and large dollar checks are presented online to bank operations staff for review. Financial institutions employ check imaging as part of their efforts to reduce operating costs and provide enhanced banking services to their customers.

   Our check imaging capabilities include:

           Category                                   Description
  Renaissance Imaging        . Delivers a comprehensive suite of check imaging products, including front and back imaging for customer statements,
                               clearing and settlement, reconciliation and automated
                               exception processing
                             . Prints multiple check images in check sequence on a single page for inclusion in monthly statements to reduce postage costs when mailing to the banks' customers
                             . Operates in either Microsoft(R) or Novell(R) network
                               environments utilizing Oracle(R) database technology
                             . Allows bank employees to retrieve imaged checks on
                               personal computers to facilitate signature verification
                               and speed responses to customer inquiries
                             . Allows corporate customers to receive periodic statement information on CD-ROM to facilitate financial and cash
                               management objectives
-----------------------------------------------------------------------------------------
  Service Bureau             . Turnkey outsourced solution for check imaging activities that provides our customers the ability to offer check
                               imaging without a large capital expenditure
                             . 26 check imaging centers located in 13 states as of June
                               30, 2001
                             . Each center serves as a back-up facility in the event
                               another center experiences a natural disaster, destruction or other similar event which eliminates or diminishes its
                               processing capabilities


 Electronic Funds Transfer

   We believe that increased use and acceptance of ATM and debit cards, coupled with technological advances in electronic transaction processing, have created a need for financial services providers to offer a wide variety of EFT solutions to their customers. By aggregating the EFT transaction processing of numerous financial institutions, we create economies of scale that allow our customers to price their services competitively.

   The typical ATM transaction that we process begins when a cardholder inserts a card issued by a financial institution into an ATM to withdraw funds, obtain a balance, make other account inquiries or transfer funds. The transaction is routed from the ATM across our frame relay network to our data communications and processing center in Norcross, Georgia. We then either (a) authorize or deny the requested transaction or (b) direct the transaction to the card issuer or its designated processor for authorization. Once authorization is received, the authorization message is routed back to the ATM almost immediately and the transaction is completed. We update the account information of our customers' cardholders on a daily basis.

   The debit card transaction process begins when a consumer presents a debit card to a merchant who "swipes" the card at a point of sale terminal and enters the transaction amount. The transaction data is transmitted from the point of sale terminal through the applicable processing networks to our frame relay network. The data is then routed across our network to our data communications and processing center in Norcross, Georgia. We then (a) compare the purchase transaction against the authorization data accessed through our system, (b) place a hold for the transaction amount, (c) authorize or deny the transaction and (d) transmit the authorization response almost immediately back through the network to the point of sale terminal. The appropriate processing network settles the payment and credits the merchant with the transaction amount less any discounts. The merchant delivers final transaction information to the processing network, and the network submits the transaction to us, which facilitates posting and reporting of the transaction with the bank that issued the debit card. To complete the transaction, the bank that issued the debit card debits its customer's account for the transaction amount.

   Our EFT products and services include:

           Category                                   Description
  EFT Transaction Processing . Provides online processing of EFT transactions initiated by a consumer at a point of sale terminal with a debit
                               card, or at an ATM
                             . Encompasses multiple transactions, including cash
                               withdrawals, transfers and balance inquiries
                             . Provides network connections to most regional and all
                               national ATM and other debit card networks, including
                               STAR(TM), PULSE(TM), Cirrus(R), PLUS(R), Maestro(R) and
                               INTERLINK(R)
                             . Offers a card-issue-only program, which gives banks the
                               option to offer ATM services to their customers without
                               the expense of purchasing and maintaining a complete ATM
                               system
                             . Offers the Secure Debit(TM) program, which provides fraud protection services for lost, stolen or counterfeit debit
                               cards
                             . Allows, through the InterCept Switch(TM) ATM Network, our customers to waive ATM surcharges for customers of
                               InterCept Switch members, while retaining the ability to
                               surcharge non-member customers who use their ATMs



 Data Communications Management

   We provide efficient, reliable and secure solutions for the data communications needs of our customers and maintain nationwide data communications coverage. We operate a frame relay network, which serves as the principal conduit through which we deliver our EFT and other technology products and services to our customers. We offer a full line of communications services, including management of equipment, local lines and long distance, and equipment necessary to support data transfer with our data centers and throughout a community financial institution's branch structure and headquarters.

   Key elements of our data communications management solutions include:

           Category                                   Description
  Data Communications        . Serve as single point of contact for our customers' data
   Management Services         communications needs
                             . Design and manage various local and wide area
                               communications networks for our customers
                             . Provide Internet services, including web hosting and e-
                               mail services, to the desktops of our customers' personnel across our frame relay network
                             . Ability to support customers' existing applications and
                               easily add new products and services to existing
                               infrastructure with minimal cost and effort
-----------------------------------------------------------------------------------------
  Frame Relay Network        . Accommodates data transmissions of various sizes and is
                               protocol independent--not only can any set of data be
                               accepted, switched and transported across a network, but
                               the specific data is undisturbed in the process
                             . Provides efficient switching capabilities for transferring information across the network, resulting in rapid
                               response time and secure and reliable transmission and
                               processing of transactions
                             . Uses leased fiber optic networks to provide the capacity, or bandwidth, capable of supporting our transaction-
                               intensive services

           Category                                   Description
  Frame Relay Network        . Linked to our customers' operations by communication lines
   (continued)                 that can handle large amounts of data traffic to ensure
                               adequate bandwidth for rapid processing of electronically
                               transmitted data
                             . Monitored and maintained 24 hours a day, seven days a week from a central location in Norcross, Georgia


 Related Products and Services

   To complement our product and service offering described above, we provide a variety of related services, software products and equipment. We anticipate that, as revenues from our other operations increase, revenues from supplying equipment and maintenance and technical support services will decrease as a percentage of total revenues.

   We provide merchant portfolio management services, which are designed to reduce labor intensive back-office functions for our customers. We can provide these services at a lower cost than many banks incur in-house by streamlining processes and taking advantage of economies of scale.

   Our customer service and technical support departments provide coverage 24 hours a day, seven days a week. We believe that well-trained support personnel are essential to attract and retain financial institution customers. Our trained customer service and technical support personnel enhance our ability to offer reliable, secure and automated solutions. Our customer service departments are responsible for educating and assisting our customers in the use of our services. Our technical support department is generally responsible for consulting with our customers regarding technical issues and for solving any technical problems brought to their attention by our customer service department. Our technical support department is also responsible for maintaining our back-up systems and for coordinating the disaster recovery services maintained by some of our information processing customers.

   In addition, we offer Internet banking and voice response products through Netzee. See "Business--Our Relationship with Netzee."

Our Acquisitions

   Since our initial public offering in June 1998, we have completed the following transactions:

   Date of Transaction                              Description
  June 2001              Acquired community bank core data processing assets of First
                         Integrated Systems, a division of First National Bank of Omaha, and entered into a joint marketing agreement with First National
-----------------------------------------------------------------------------------------
  March 2001             Acquired C-TEQ, Inc., a provider of core data processing and check imaging services in Oklahoma and Texas
-----------------------------------------------------------------------------------------
  February 2001          Acquired assets and liabilities of DPSC, a division of Netzee and a California-based provider of asset/liability and
                         regulatory reporting software
-----------------------------------------------------------------------------------------
  January 2001           Acquired some of the assets of SLMsoft.com Inc. (Canada) and
                         SLMsoft.com Inc. (Kansas), related Canadian and U.S. providers of data processing services, including equipment used in their
                         U.S. core data processing, check imaging and item processing operations
-----------------------------------------------------------------------------------------
  August 2000            Acquired Advanced Computer Enterprises, Incorporated, a provider of core data processing, item capture and check imaging products based in Tennessee
-----------------------------------------------------------------------------------------
  June 2000              Acquired TellerPlus, an online teller platform system, from CRI-
                         Financial Systems, Inc.
-----------------------------------------------------------------------------------------
  May 2000               Acquired a debit card program from The Bankers Bank in Georgia

   Date of Transaction                              Description
  March 2000             Acquired some of the assets and liabilities of M&I Data
                         Services, a Tampa, Florida-based item processing center
-----------------------------------------------------------------------------------------
  February 2000          Acquired some of the assets and liabilities of the Dallas, Texas item processing center of TIB The Independent BankersBank
-----------------------------------------------------------------------------------------
  August 1999            Acquired SBS Corporation and SBS Data Services, Inc., two
                         related Alabama-based providers of software systems and
                         services, including Internet banking, core data processing, check imaging, telephone banking and optical storage products
-----------------------------------------------------------------------------------------
  May 1999               Acquired L.E. Vickers & Associates, Inc. and Data Equipment
                         Services, Inc., two related Tennessee-based providers of core data processing, item capture, check imaging, equipment and maintenance products and services
-----------------------------------------------------------------------------------------
  March 1999             Acquired Direct Access Interactive, Inc., a provider of Internet and telephone banking software and services located in Tennessee
-----------------------------------------------------------------------------------------
  January 1999           Acquired some of the assets and liabilities of Eastern Software,
                         Inc., a developer of loan document and portfolio tracking
                         software located in Georgia


Our Relationship with Netzee

   We own approximately 28% of Netzee's common stock, and four of our directors serve as directors and are significant shareholders of Netzee. One of those directors, Donny R. Jackson, was our President until October 2000 and is currently the Chief Executive Officer of Netzee. Additionally, John W. Collins, our Chairman, Chief Executive Officer and President, is the Chairman of the Board of Directors of Netzee. In addition, we maintain a strategic relationship with Netzee to cross-market each other's products and services, which we believe will benefit our business. Our existing and future agreements and relationships with Netzee have not resulted and will not necessarily result from arm's length negotiations. When the interests of Netzee diverge from our interests, Netzee's officers and directors may exercise their influence in Netzee's best interests. Therefore, our agreements and relationships with Netzee may be less favorable to us than those that we could obtain from unaffiliated third parties. Moreover, many of the transactions between us and Netzee do not lend themselves to precise allocations of costs and benefits. Thus, the value of these transactions will be left to the discretion of the parties, who are subject to potentially conflicting interests.

   We provide to Netzee, jointly with John H. Harland Company, a $20.0 million revolving line of credit secured by substantially all of Netzee's assets. Of the total $20.0 million available to Netzee, we provide $15.0 million and Harland provides $5.0 million on a pro rata basis with us. The line of credit bears interest at an annual rate equal to the prime rate plus 2.0%, and accrued interest is payable monthly. As of June 30, 2001, Netzee owed InterCept $8.7 million for our advances under the line of credit. If Netzee does not become profitable, it may not be able to repay the loans we have made and may make to it in the future.

   As of June 30, 2001, the carrying value of our investment in Netzee was $9.7 million, which exceeded the market value of $4.0 million as of that date. We believe that this reduction in value is temporary; however, if this reduction becomes other than temporary, we may have to write down our investment in Netzee.

   Effective February 1, 2001, we acquired the business of DPSC from Netzee for approximately $14.1 million in cash and the assumption of $2.4 million of DPSC's net liabilities. Netzee used approximately $8.4 million of the cash proceeds to reduce its line of credit with us. See "Risk Factors--Risks Related to Our Ownership in Netzee."

Sales and Marketing

   At June 30, 2001, our sales force was made up of 35 sales representatives and product specialists who sell all of our products and services to our customers in specified geographic regions. Because they have the ability to sell our full range of products and services, our sales representatives can capitalize on their relationships with community financial institutions. Although the sales representatives are trained on each product line, we also employ several product specialists who are available to assist the direct salesperson in the specifics of certain technical products. We offer products and services on both a stand-alone basis and in combination with one or more of our other products and services.

   Our indirect marketing efforts include obtaining referrals and endorsements from our customers and various banking-related organizations. We currently have exclusive marketing agreements with eight of the 19 bankers' banks and have other relationships with four additional bankers' banks. Through our relationship with these bankers' banks, we have referral sources to thousands of financial institutions nationwide. In May 2001, we entered into a strategic alliance with BISYS, one of the largest providers of financial technology services in the United States. Under the agreement, we serve as BISYS' preferred provider of outsourced check processing and imaging services to its customers.

Employees

   At June 30, 2001, we had 1,135 employees. Of these employees, 1,034 worked in operations, 66 in administration and 35 in sales. None of our employees is represented by a collective bargaining agreement, nor have we ever experienced any work stoppage. We believe that our relationships with our employees are satisfactory.

Government Regulation

   Our banking customers are subject to the supervision of several state and federal government regulatory agencies. In addition, various federal and state regulatory agencies examine our data processing operations from time to time. These agencies can make findings or recommendations regarding various aspects of our operations, and we generally must follow these recommendations to continue our data processing operations.

   Our ATM network operations are subject to federal regulations governing consumers' rights. Fees charged by ATM owners are currently regulated in several states, and legislation regulating ATM fees has been proposed in several other states. Additional legislation may be proposed and enacted in the future or existing consumer protection laws may be expanded to apply to ATM fees. If the number of ATMs decreases, then our EFT revenues may decline. Furthermore, we are subject to the regulations and policies of various ATM and debit card associations and networks.

   Beginning July 1, 2001, financial institutions are required to comply with privacy regulations imposed under the Gramm-Leach-Bliley Act. These regulations place restrictions on financial institutions' use of non-public personal information. All financial institutions must disclose detailed privacy policies to their customers and offer them the opportunity to direct the financial institution not to share information with third parties. The new regulations, however, permit financial institutions to share information with non-affiliated parties who perform services for the financial institutions. As a provider of services to community financial institutions, we are required to comply with these privacy regulations and are bound by the same limitations on disclosure of the information received from our customers as apply to the financial institutions themselves.

Competition

   The market for companies that provide technology solutions to community financial institutions is intensely competitive and highly fragmented, and we expect increased competition from both existing competitors and companies that enter our existing or future markets. Many of our current and potential competitors have longer operating histories, greater name recognition, larger customer bases and substantially greater financial, personnel, marketing, engineering, technical and other resources than we do. The principal competitive factors affecting the market for our services include price, quality and reliability of service, degree of service integration, ease of use and service features.

   Numerous companies supply competing products and services, and many of these companies specialize in one or more of the services that we offer or intend to offer to our customers. In our core banking and data processing business, we compete with several national and regional companies including Fiserv, Inc., Jack Henry & Associates, Inc. and BISYS. Our principal EFT competitors include regional ATM networks, regional and local banks that perform processing functions and non-bank processors and other independent technology and data communications organizations, including Concord EFS, Inc. and Electronic Data Systems Corporation. In our check imaging and processing business, we compete with a number of national and regional companies including Advanced Financial Solutions, Inc. and Wausau Financial Systems, Inc.

Intellectual Property and Other Proprietary Rights

   None of our technology is currently patented. Instead, we rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We cannot assure you that the steps we have taken will adequately protect our proprietary rights or that our competitors will not independently develop similar technology.

Legal Proceedings

   We are not a party to, and none of our material properties is subject to, any material litigation other than routine litigation incidental to our business.

Properties

   Our principal office consists of approximately 35,000 square feet of leased space located in Norcross, Georgia. We currently operate full-service data centers, software system development centers or item processing and back-office service centers in the following cities: Birmingham, Alabama; Jonesboro, Arkansas; Colorado Springs, Colorado; Jacksonville, Miami and Tampa, Florida; Macon, Norcross and Thomson, Georgia; Lombard, Illinois; Lenexa, Kansas; Chelmsford and Norwood, Massachusetts; Carlstadt and Westmont, New Jersey; Greensboro, North Carolina; Oklahoma City, Oklahoma; Cayce, South Carolina; Brentwood, Cookeville, Maryville, Nashville and White Pine, Tennessee; Austin, Dallas and Houston, Texas; and Richmond, Virginia. We lease office space in Calabasas Hills, California and Westminster, Colorado, primarily to support our sales and marketing efforts in these areas. We own the facilities in Thomson, Georgia and Maryville, Tennessee and lease the remaining locations. We believe our facilities are adequate for our needs and do not anticipate any material difficulty in replacing such facilities or securing facilities for new offices.

                                  MANAGEMENT

   The following table sets forth information regarding our executive officers and directors as of June 30, 2001.

Executive Officers and Directors

 Name                         Age Position
 ----                         --- --------
 John W. Collins............   53 Chairman of the Board, Chief Executive
                                  Officer and President
 Scott R. Meyerhoff.........   32 Chief Financial Officer, Senior Vice
                                  President and Secretary
 Randy Fluitt...............   55 Executive Vice President
 Michael D. Sulpy...........   40 Executive Vice President
 Jeffrey E. Berns...........   36 Senior Vice President
 Farrell S. Mashburn........   54 Senior Vice President
 Denise C. Saylor...........   32 Senior Vice President
 Jon R. Burke...............   53 Director
 Donny R. Jackson...........   52 Director
 Boone A. Knox..............   64 Director
 John D. Schneider, Jr......   47 Director
 Glenn W. Sturm.............   48 Director

   John W. Collins, one of our co-founders, has served as our Chief Executive Officer and Chairman of the Board of Directors since our formation and as our President since October 2000. Mr. Collins co-founded our predecessor company in 1986 and served as its Chief Executive Officer and Chairman of the Board until its merger with us in 1998. Mr. Collins has also served as an officer and director of many of our subsidiary companies. Mr. Collins has served as Chairman of the Board of Directors of Netzee since its inception in 1999. Mr. Collins has over 27 years of experience in multiple areas of technology and transaction processing for community financial institutions. Mr. Collins is also a director of Towne Services, Inc., a publicly-traded provider of electronic commerce products and services for small business and community financial institutions. Mr. Collins is the father of Denise C. Saylor, our Senior Vice President.

   Scott R. Meyerhoff has served as Chief Financial Officer and Secretary since January 1998, and additionally as a Senior Vice President since March 2000. For the seven years prior to joining us, Mr. Meyerhoff was employed by Arthur Andersen LLP, most recently as an audit manager. Mr. Meyerhoff received his B.S. degree, with honors, in accounting from The Pennsylvania State University, where he was a member of The University's Scholars Program. He is a certified public accountant.

   Randy Fluitt has served as Executive Vice President since February 2001. Mr. Fluitt manages our processing and imaging operations and oversees our regulatory reporting and compliance matters. Prior to joining us, Mr. Fluitt was Executive Vice President of SLMsoft.com from December 1998 to January 2001. Prior to SLM, he served as President and Chief Operating Officer of BancLine from January 1998 to November 1998, when it was acquired by SLM. Before BancLine, he served as Vice President of the financial services division for Electronic Data Services from July 1987 to January 1998. Mr. Fluitt has over 34 years experience working with community financial institutions and financial technology providers.

   Michael D. Sulpy has served as an Executive Vice President since January 1998. In March 1996, Mr. Sulpy co-founded InterCept Communications Technologies, a data communications management company, and served as its Vice President of Communications until its merger with us in January 1998. He joined our predecessor company in 1987, and from January 1993 to January 1996, he served as its network manager, responsible for data network design and maintenance and personnel training. Mr. Sulpy has over 17 years of data communications management and telecommunications network experience.

   Jeffrey E. Berns has served as a Senior Vice President since June 2001. Mr. Berns has worked in sales since joining us in 1997, first with our subsidiary, InterCept Switch, for approximately 18 months and then with InterCept. From February 1994 to February 1997, Mr. Berns was the Business Development Manager for the Star System, Inc. ATM network.

   Farrell S. Mashburn has served as a Senior Vice President since January 1996 and as our Secretary from June 1996 to January 1998. Mr. Mashburn also served as a director from May 1996 to January 1998. Mr. Mashburn has over 34 years of experience in providing banking related equipment, maintenance and technical support services, primarily to community financial institutions.

   Denise C. Saylor has served as our Senior Vice President since February 2001. She serves as our chief administration officer and is responsible for our EFT division. Prior to becoming a Senior Vice President, she served as a Vice President responsible for several corporate functions including marketing, facilities management, administration and customer service. Ms. Saylor received her B.A. degree from Georgia State University before joining the Company in 1992. Ms. Saylor is the daughter of John W. Collins, our Chairman of the Board, Chief Executive Officer and President.

   Jon R. Burke has served as one of our directors since February 1998. He is presently the managing member of Capital Appreciation Management Company, L.L.C., which is the managing general partner of an Atlanta-based merchant banking fund specializing in acquiring controlling interests in companies located in the southeastern United States. He has served as a director of Netzee since October 1999 and also serves as a director of HealthTronics, Inc., a provider of noninvasive treatment solutions for multiple urologic and orthopedic conditions. Mr. Burke is also a principal with Brown, Burke Capital Partners, Inc., which provides financial advisory services to middle market corporations in connection with mergers and acquisitions and financing. From 1973 to 1996, Mr. Burke was employed by The Robinson-Humphrey Company, Inc., most recently serving as a Senior Vice President and the head of its financial institutions/banking research.

   Donny R. Jackson, one of our co-founders, has served as a director since our formation. He has served as Chief Executive Officer and a director of Netzee since October 2000. Prior to joining Netzee, Mr. Jackson served as our President and Chief Operating Officer since our formation, and President and Chief Operating Officer of InterCept Switch since its formation in 1996. Mr. Jackson was President and Chief Operating Officer and director of our predecessor company from July 1996 until its merger with us. Mr. Jackson has also served as an officer and director of many of our subsidiary companies. Mr. Jackson was the President of Bank Atlanta from 1991 to 1992. Mr. Jackson has over 25 years of experience working with community financial institutions, including in service bureau, enterprise software and other processing and accounting operations.

   Boone A. Knox has served as one of our directors since February 1998. He is a director of Merry Land Properties, Inc., a publicly-held Georgia-based real estate investment trust, Cousins Properties, Inc., a publicly-held Atlanta-based real estate development company, and Equity Residential Properties Trust, a publicly-held Chicago-based real estate investment company. He serves as Chairman of the Board of Directors of the southeast division of Regions Financial Corp. (formerly Allied Bank of Georgia), and served as Allied's President and Chief Executive Officer from 1975 through 1986. He was Chairman of the Board of Directors of Merry Land & Investment Co. from December 1996 until October 1998. He was Chairman of the Board of Directors and Chief Executive Officer of Allied Bankshares, Inc., the holding company of Allied, from its formation in 1984 until January 1997.

   John D. Schneider, Jr. has served as one of our directors since January 2000. For the past 13 years, Mr. Schneider has served as a director, President and Chief Executive Officer of Bankers Bancorp Inc., a bank holding company. He is a director, President and Chief Executive Officer of The Independent Bankers Bank and Chairman of Bankers Bank Service Corporation, subsidiaries of Bankers Bancorp Inc., in Springfield, Illinois. Mr. Schneider is also a director of Towne Services, Inc., Sullivan Bancshares, Inc., First National Bank of Sullivan and Community Bank Mortgage Corp.

   Glenn W. Sturm has served as one of our directors since May 1997. Mr. Sturm has been a partner in the law firm of Nelson Mullins Riley & Scarborough, L.L.P. since 1992, where he serves as a member of its Executive Committee. Mr. Sturm served as Netzee's Chief Executive Officer from its inception in 1999 until October 2000, and he continues to serve Netzee as its Vice-Chairman of the Board of Directors. Mr. Sturm is also a director of Towne Services, Inc.

                              SELLING SHAREHOLDERS

   The following table sets forth information regarding the beneficial ownership of our common stock by each selling shareholder as of August 6, 2001, and as adjusted to reflect the sale of common stock offered by each selling shareholder.

   The information in the table is based on information provided by the named persons regarding their ownership of common stock. Unless otherwise indicated, each of the holders listed below has sole voting power and investment power over the shares beneficially owned. The number and percentage of shares beneficially owned by each person includes common stock which each person has the right to acquire within 60 days after August 6, 2001 or with respect to which such person otherwise has or shares voting or investment power. However, these shares are not deemed outstanding for the purpose of computing the percentage of any other person. As of August 6, 2001 there were 14,243,159 shares of common stock outstanding.

   All of the selling shareholders are executive officers or directors of InterCept, except for (a) Mr. Vir A. Nanda, who served as one of our directors and an executive officer from May 1996 to January 1998 and (b) SLM, from which we acquired certain assets in January 2001.

                             Beneficial                            Beneficial
                              Ownership                             Ownership
                           Before Offering     Shares Being      After Offering
                          -----------------       Sold by       -----------------
Name of Beneficial Owner   Number   Percent Selling Shareholder  Number   Percent
------------------------  --------- ------- ------------------- --------- -------
John W. Collins.........  1,633,780  11.3         100,000       1,533,780   8.7
Donny R. Jackson........    762,031   5.3         100,000         662,031   3.8
Farrell S. Mashburn.....    139,565     *          40,000          99,565     *
Scott R. Meyerhoff......    130,651     *          35,000          95,651     *
Vir A. Nanda............    818,044   5.8          15,000         803,044   4.6
SLMsoft.com Inc.........    900,558   6.3         610,000         290,558   1.7

---------------------
* Less than 1% of the outstanding common stock.

                          DESCRIPTION OF CAPITAL STOCK

   The following description of our capital stock is only a summary and is subject to the provisions of our articles of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable law.

Authorized and Outstanding Capital Stock

   Our amended and restated articles of incorporation, as amended, authorize our board to issue 50,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share, in one or more classes or series and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation, and conversion and other rights of such series. The rights of the holders of the common stock are subject to the other rights as our board may give the holders of preferred stock; accordingly, any rights conferred on holders of any additional preferred stock that we may issue in the future may adversely affect the rights of holders of the common stock.

Common Stock

   Holders of our common stock are entitled to receive dividends that are legally declared by the board. Each shareholder is entitled to one vote per share on all matters to be voted upon. Shareholders are not entitled to cumulate votes for the election of directors. Holders of common stock do not have preemptive, redemption or conversion rights and, upon liquidation, dissolution or winding up of our company, are entitled to share ratably in the net assets of our company available for distribution to common shareholders. All outstanding shares before this offering are, and all shares to be issued in this offering will be, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights, preferences and privileges of holders of any classes or series of preferred stock that we may issue in the future. As of August 6, 2001, 14,243,159 shares of common stock were outstanding.

Preferred Stock

   Our articles of incorporation authorize our board to issue, without further action by the holders of the common stock, shares of preferred stock in one or more series and to fix any preferences, conversion and other rights, voting powers, restrictions, limitations, qualifications and terms and conditions of redemption as are provided in resolutions adopted by the board. Any preferred stock may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any preferred stock may have class or series voting rights. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock and, in certain circumstances, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock or the effect of decreasing the market price of the common stock. We have no present plan to issue any shares of preferred stock, and no shares of preferred stock are currently outstanding.

Classified Board of Directors

   Our articles of incorporation provide that our board of directors shall consist of not less than four nor more than 12 members. Our board is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the directors are elected at each annual meeting of shareholders. The classification of directors, together with other provisions in the articles of incorporation and bylaws that limit the removal of directors and permit the remaining directors to fill any vacancies on the board of directors, has the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not such change in the board of directors would be beneficial to us and our shareholders and whether or not a majority of our shareholders believes that such a change would be desirable. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Removal of Directors and Filling Vacancies

   Our bylaws provide that, unless our board of directors determines otherwise, any vacancies, including vacancies resulting from an increase in the number of directors, will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. A director may be removed only for cause by the vote of the holders of 66 2/3% of the shares entitled to vote for the election of directors at a meeting of shareholders called for the purpose of removing such director.

Advance Notice Provisions for Shareholder Nominations and Shareholder Proposals

   Our bylaws provide that with respect to an annual meeting of shareholders, the proposal of business to be considered by shareholders and nominations of persons for election to our board of directors may be made only (a) by or at the direction of our board of directors, the chairman of our board of directors or our president, or (b) by a shareholder who has complied with the advance notice procedures set forth in our bylaws.

   The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by our board, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our bylaws do not give our board of directors any power to disapprove timely shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

Special Meetings

   Under our bylaws, provided that we have more than 100 beneficial owners of our shares, special meetings of the shareholders may be called by shareholders only if such shareholders hold outstanding shares representing a majority of all votes entitled to be cast on any issue proposed to be considered at any such special meeting. If we have fewer than 100 beneficial owners, the holders of shares representing 25% or more of the votes entitled to be cast may call a special meeting.

Indemnification and Limitation of Liability

   Our articles of incorporation eliminate, subject to certain exceptions, the personal liability of a director to us or our shareholders for monetary damage for breaches of such director's duty of care or other duties as a director. Our articles do not provide for the elimination of or any limitation on the personal liability of a director for (a) any appropriation, in violation of the director's duties, of any business opportunity of ours, (b) acts or omissions that involve intentional misconduct or a knowing violation of law, (c) unlawful corporate distributions, or (d) any transactions from which the director derived an improper personal benefit. Our articles further provide that if the Georgia Code is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the Georgia Code without further action by the shareholders. These provisions of our articles of incorporation will limit the remedies available to a shareholder in the event of breaches of any director's duties to such shareholder or us.

   Our bylaws require us to indemnify and hold harmless any director who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (including any action or suit by or in the right of us) because he or she is or was a director of the company, against expenses (including, but not limited to, attorney's fees and disbursements, court costs and expert witness fees), judgments, fines, penalties and amounts paid in settlement incurred by him or her in connection with the action, suit or proceeding. Indemnification would be disallowed under any circumstances where indemnification may not be authorized by action of our board of directors, the shareholders or otherwise.

   We have entered into separate indemnification agreements with each of our directors and executive officers, in which we agreed, among other things, to provide for indemnification and advancement of expenses in a manner and subject to terms and conditions similar to those provided in our bylaws. These agreements also obligate us to purchase and maintain liability insurance for the benefit of our directors and executive officers. These agreements may not be abrogated by action of the shareholders. There is no pending litigation or proceeding involving a director, officer, employee or other agent of ours as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

Registration Rights

   SLM is entitled to certain demand and piggyback registration rights with respect to its shares. If the exercise of SLM's registration rights causes a large number of shares to be registered and sold in the public market, those sales could have a material adverse effect on the market price of our common stock. See "Risk Factors--Future sales of shares of our common stock will dilute your ownership and may negatively affect our stock price."

Anti-Takeover Provisions and Georgia Law

   Our articles of incorporation require the affirmative vote of at least 66 2/3% of the directors for the following actions by us to be submitted to a vote of the shareholders: (a) a sale of all or substantially all of our assets; (b) a liquidation or dissolution of the company; (c) our merger, consolidation or reorganization, unless our shareholders prior to such transaction own at least a majority of our combined voting power resulting from such merger, consolidation or reorganization; or (d) any increase in the number of directors above 12 directors. In addition, the affirmative vote of the holders of 66 2/3% of our outstanding shares of common stock is required for shareholder approval of any such actions.

   Our board of directors has the power to issue 1,000,000 shares of preferred stock, in one or more classes or series and with such rights and preferences as determined by the Board of Directors, all without shareholder approval. Because our board has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders in any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock.

   The Georgia Code generally restricts a company from entering into certain business combinations with an interested shareholder (which is defined as any person or entity that is the beneficial owner of at least 10% of the company's voting stock) or its affiliates for a period of five years after the date on which such shareholder became an interested shareholder, unless (a) the transaction is approved by the board of directors of the company prior to the date such person became an interested shareholder, (b) the interested shareholder acquires 90% of the company's voting stock in the same transaction in which it exceeds 10%, or (c) subsequent to becoming an interested shareholder, such shareholder acquires 90% of the company's voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote thereon. This statute does not apply unless the bylaws of the corporation specifically provide that the statute is applicable to the corporation. We have not elected to be covered by such statute, but we could do so by action of our board of directors at any time.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is SunTrust Bank, Atlanta, Georgia.

                                  UNDERWRITING

Underwriting

   Under the terms and subject to the conditions contained in an underwriting agreement dated August 7, 2001, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Robertson Stephens, Inc., First Union Securities, Inc. and SunTrust Capital Markets, Inc. are acting as representatives, the following respective numbers of shares of common stock:

                                                                        Number
        Underwriter                                                    of Shares
        -----------                                                    ---------
   Credit Suisse First Boston Corporation............................. 1,777,500
   Robertson Stephens, Inc. .......................................... 1,066,500
   First Union Securities, Inc. ......................................   355,500
   SunTrust Capital Markets, Inc. ....................................   355,500
   Adams, Harkness & Hill, Inc. ......................................    40,000
   Robert W. Baird & Co. Incorporated.................................    25,000
   Barrington Research Associates, Inc. ..............................    40,000
   William Blair & Company, L.L.C. ...................................    25,000
   Dain Rauscher Incorporated.........................................    35,000
   Fox-Pitt, Kelton Inc. .............................................    25,000
   W.R. Hambrecht + Co., LLC .........................................    40,000
   Hoak Breedlove Wesneski & Co. .....................................    40,000
   Invemed Associates LLC.............................................    35,000
   Janney Montgomery Scott LLC........................................    25,000
   Jefferies & Company, Inc. .........................................    25,000
   Morgan Keegan & Company, Inc.......................................    40,000
   Sanders Morris Harris..............................................    25,000
   Stifel, Nicolaus & Company, Incorporated...........................    25,000
                                                                       ---------
     Total............................................................ 4,000,000
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or, if the default involves more than one tenth of the total number of shares covered by the underwriting agreement, the offering may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 600,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.99 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the commencement of this offering, the representatives may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions paid
 by us(1)...............      $1.69          $1.68        $5,239,000     $6,215,500
Expenses payable by us..      $0.29          $0.24        $  900,000     $  900,000
Underwriting discounts
 and commissions paid by
 selling
 shareholders(1)........      $1.69          $1.69        $1,521,000     $1,521,000
Expenses payable by the
 selling shareholders...      $ --           $ --         $      --      $      --

---------------------
(1) Includes a fee of $193,750, or $0.0625 per share, payable by us and a fee of $56,250, or $0.0625 per share, payable by the selling shareholders, to First Union Securities, Inc., which is acting as a financial advisor to us in connection with this offering.

   We intend to use more than 10% of the net proceeds from the sale of the common stock to repay indebtedness owed by us to First Union National Bank, an affiliate of one of the underwriters. Accordingly, the offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules. We are currently in compliance with the terms of the indebtedness we owe to First Union National Bank. First Union Securities, Inc. has informed us that its decision to distribute the shares of common stock was made independent of First Union National Bank, which had no involvement in determining whether or when to distribute the shares of common stock under this offering or the terms of this offering. First Union Securities, Inc. will not receive any benefit from the offering other than as described in this prospectus.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except for (a) issuances pursuant to the exercise of employee stock options outstanding on the date hereof and (b) issuances pursuant to our employee stock purchase plan.

   Our officers and directors, each of the selling shareholders and certain of our other shareholders have agreed that they will not, for a period of 90 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation.

   We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

   The shares of common stock have been approved for listing on The Nasdaq Stock Market's National Market subject to official notice of issuance, under the symbol "ICPT."

   In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option--a naked short position--the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  . In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

   On July 27, 2001, the institutional business of The Robinson-Humphrey Company, LLC was sold to SunTrust Capital Markets, Inc.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that;

  . the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

  . where required by law, that the purchaser is purchasing as principal and not as agent; and

  . the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Nelson Mullins Riley & Scarborough, L.L.P., Atlanta, Georgia, will pass upon the validity of the shares of common stock offered under this prospectus. Glenn
W. Sturm, a partner of Nelson Mullins, is one of our directors. As of June 30, 2001, members and employees of Nelson Mullins, including Mr. Sturm, beneficially owned an aggregate of 427,169 shares of our common stock. We own approximately 28% of Netzee, and as of June 30, 2001, members and employees of Nelson Mullins, including Mr. Sturm, beneficially owned an aggregate of 113,263 shares of Netzee's common stock. Alston & Bird LLP, Atlanta, Georgia, will pass upon certain legal matters related to the offering on behalf of the underwriters. Alston & Bird LLP has from time to time acted as our counsel in connection with various matters and may do so in the future.

                                    EXPERTS

   The consolidated financial statements and schedules included in or incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   WHERE YOU MAY FIND ADDITIONAL INFORMATION

   We are subject to the information requirements of the Securities Exchange Act of 1934, which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

   We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus is part of that registration statement. As allowed by the SEC's rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. The information incorporated by reference is an important part of this prospectus, and the information that we file subsequently with the SEC will automatically update this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement and before the time that all of the securities offered by this prospectus are sold. We incorporate by reference the documents listed below:

  . Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

  . Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

  . Our Annual Report on Form 10-K for the fiscal year ended December 31,
    2000.

  . Our Current Reports on Form 8-K filed on:

    -July 25, 2001;

    -July 2, 2001;

    -February 26, 2001; and

    -January 19, 2001 (as amended on March 20, 2001).

   You may request a copy of any information that we incorporate by reference into the registration statement or this prospectus, at no cost, by writing or telephoning us. Please send your request to:

     The InterCept Group, Inc.
     Attn: Scott R. Meyerhoff
     Senior Vice President, Chief Financial Officer & Secretary
     3150 Holcomb Bridge Road, Suite 200
     Norcross, GA 30071
     (770) 248-9600

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Condensed Consolidated Balance Sheets as of June 30, 2001 and December
 31, 2000................................................................  F-2

Condensed Consolidated Statements of Operations for the three and six months ended
 June 30, 2001 and 2000..................................................  F-3

Condensed Consolidated Statements of Cash Flows for the six months ended
 June 30, 2001 and 2000..................................................  F-4

Notes to Condensed Consolidated Financial Statements.....................  F-5

Report of Independent Public Accountants................................. F-10

Consolidated Balance Sheets as of December 31, 1999 and 2000............. F-11

Consolidated Statements of Operations for the Years Ended December 31,
1998, 1999, and 2000..................................................... F-12

Consolidated Statements of Changes in Shareholders' Equity for the Years
 Ended
 December 31, 1998, 1999, and 2000....................................... F-13

Consolidated Statements of Cash Flows for the Years Ended December 31,
1998, 1999, and 2000..................................................... F-14

Notes to Consolidated Financial Statements............................... F-15

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                      (In Thousands, Except Share Amounts)

                                                        June 30,   December 31,
                                                          2001         2000
                                                       ----------- ------------
                                                       (Unaudited)
ASSETS


Current assets:
  Cash and cash equivalents...........................  $  4,122     $  8,061
  Short term investments..............................         8       37,484
  Accounts receivable, less allowance for doubtful
   accounts of $631 and $641 at June 30, 2001 and
   December 31, 2000, respectively....................    18,212        9,960
  Advances to SLM.....................................         0        5,000
  Deferred tax assets.................................     4,033        1,666
  Inventory, prepaid expenses and other...............     6,132        3,023
                                                        --------     --------
    Total current assets..............................    32,507       65,194
Property and equipment, net...........................    24,500       16,883
Intangible assets, net................................   102,608       24,786
Advances to affiliate.................................     8,715       15,000
Advances to SLM.......................................    12,065
Investment in affiliate...............................     9,722       17,729
Other noncurrent assets...............................     2,888        2,534
                                                        --------     --------
    Total assets......................................  $193,005     $142,126
                                                        ========     ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current maturities of notes payable.................  $     16     $     45
  Accounts payable and accrued liabilities............     4,683        3,188
  Deferred revenue....................................    12,858        5,054
                                                        --------     --------
    Total current liabilities.........................    17,557        8,287
Notes payable, less current portion...................    26,386        4,513
Deferred revenue......................................       480          453
Deferred tax liability................................    26,984       26,279
                                                        --------     --------
    Total liabilities.................................    71,407       39,532
Minority interest.....................................       213          202

Shareholders' equity:
  Preferred stock, no par value; 1,000,000 shares
   authorized; no shares issued or outstanding........       --           --
  Common stock, no par value; 50,000,000 shares
   authorized; 14,203,007 and 13,197,139 shares issued
   and outstanding at June 30, 2001 and December 31,
   2000, respectively.................................   130,933      109,340
  Retained earnings...................................    (9,489)      (6,951)
  Accumulated other comprehensive income..............       (59)           3
                                                        --------     --------
    Total shareholders' equity........................   121,385      102,392
                                                        --------     --------
    Total liabilities and shareholders' equity........  $193,005     $142,126
                                                        ========     ========


    The accompanying notes are an integral part of these condensed consolidated balance sheets.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In Thousands, Except Per Share Data)

                                             Three Months       Six Months
                                            Ended June 30,    Ended June 30,
                                            ----------------  ----------------
                                             2001     2000*    2001     2000*
                                            -------  -------  -------  -------
                                              (Unaudited)       (Unaudited)
Revenues:
  Service fee income....................... $27,026  $13,660  $50,828  $25,521
  Data communications management income....   1,737    1,517    3,566    2,918
  Equipment and product sales, services and
   other...................................   1,618    2,108    3,033    4,625
                                            -------  -------  -------  -------
    Total revenues.........................  30,381   17,285   57,427   33,064
Costs of services:
  Cost of service fee income...............   9,388    4,162   18,315    7,477
  Cost of data communications management
   income..................................   1,358    1,051    2,796    2,028
  Cost of equipment and product sales,
   services and other......................   1,235    1,606    2,334    3,426
Selling, general and administrative
 expenses..................................  10,544    6,726   19,602   12,980
Depreciation and amortization..............   2,886    1,078    5,394    2,038
                                            -------  -------  -------  -------
    Total operating expenses...............  25,411   14,623   48,441   27,949
Operating income...........................   4,970    2,662    8,986    5,115
Other income, net..........................     314    1,440    1,042    8,722
                                            -------  -------  -------  -------
Income before provision for income taxes,
 equity in loss of affiliate, and minority
 interest..................................   5,284    4,102   10,028   13,837
Provision for income taxes.................   2,112    1,688    4,035    5,494
Equity in loss of affiliate................  (2,802)  (6,181)  (8,521) (11,867)
Minority interest..........................      (3)     (16)     (10)     (32)
                                            -------  -------  -------  -------
Net income (loss) attributable to common
 shareholders..............................     367   (3,783)  (2,538)  (3,556)
                                            =======  =======  =======  =======
Net income (loss) per common share:
  Basic.................................... $  0.03  $ (0.29) $ (0.18) $ (0.29)
                                            =======  =======  =======  =======
  Diluted.................................. $  0.02  $ (0.29) $ (0.18) $ (0.29)
                                            =======  =======  =======  =======
Weighted average shares outstanding:
  Basic....................................  13,894   13,160   13,835   12,457
  Diluted..................................  15,064   13,160   13,835   12,457

---------------------
* All prior period amounts have been restated to reflect the acquisition of Advanced Computer Enterprises, Inc. in a pooling transaction.

  The accompanying notes are an integral part of these condensed consolidated statements of operations.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                            Six Months Ended
                                                                June 30,
                                                           -------------------
                                                              2001      2000*
                                                           ----------- -------
                                                           (Unaudited)
                                                           -----------
Cash flows from operating activities:
  Net loss attributable to common shareholders............   $(2,538)  $(3,556)
  Adjustments to reconcile net loss to net cash provided
   by operating activities:
    Depreciation and amortization.........................     5,394     2,038
    Loan cost amortization................................        45       --
    Minority interest.....................................        10        32
    Deferred income tax provision.........................      (230)    2,400
    Gain on sale of property and equipment................       --         (4)
    Gain due to stock issuances of subsidiary.............      (513)   (7,197)
    Equity in net loss of affiliate.......................     8,520    11,867
    Income tax benefit related to exercise of stock
     options..............................................       789        40
  Changes in operating assets and liabilities, net of
   effects of acquisitions:
    Accounts receivable, net..............................    (7,354)   (1,350)
    Inventory, prepaid expenses, and other................     2,324      (639)
    Other assets..........................................      (399)     (110)
    Accounts payable and accrued expenses.................    (1,209)   (2,506)
    Deferred revenue......................................     4,043       610
                                                             -------   -------
      Net cash provided by operating activities...........     8,882     1,625
                                                             -------   -------
Cash flows from investing activities:
    Acquisitions, net of cash acquired....................   (62,517)   (4,747)
    Decrease in note receivable...........................       --          7
    Purchase of investments...............................    37,404   (43,504)
    Advances to affiliate.................................     6,285    (3,994)
    Advances to SLM.......................................   (12,065)      --
    Purchases of property and equipment, net..............    (4,337)   (3,893)
    Increases in capitalized software.....................      (816)     (409)
                                                             -------   -------
      Net cash used in investing activities...............   (36,046)  (56,540)
                                                             -------   -------
Cash flows from financing activities:
    Proceeds from line of credit..........................    21,895    12,250
    Retirement of common stock............................       --        (32)
    Payments on notes payable and line of credit..........       (51)  (21,495)
    Payment of shareholder note...........................       221       --
    Proceeds from issuance of common stock, net of related
     issuance costs.......................................       --     65,680
    Proceeds from exercise of stock options...............     1,160       245
                                                             -------   -------
      Net cash provided by financing activities...........    23,225    56,648
Net (decrease) increase in cash and cash equivalents......    (3,939)    1,733
Cash and cash equivalents at beginning of the period......     8,061     2,145
                                                             -------   -------
Cash and cash equivalents at end of the period............   $ 4,122   $ 3,878
                                                             =======   =======
Supplemental disclosures of cash flow information:
    Cash paid for interest................................   $   225   $   100
                                                             =======   =======
    Cash paid for income taxes............................   $ 4,744   $ 4,285
                                                             =======   =======

---------------------
* All prior period amounts have been restated to reflect the acquisition of Advanced Computer Enterprises, Inc. in a pooling transaction.

  The accompanying notes are an integral part of these condensed consolidated statements of cash flows.

                           THE INTERCEPT GROUP, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


1.Organization and Basis of Presentation

   The InterCept Group, Inc. (the "Company" or "InterCept") is a leading provider of banking technology products and services for community financial institutions. InterCept's comprehensive suite of products and services allows it to act as a single-source provider for the technology and operating needs of community financial institutions. InterCept's range of products and services includes core data processing, check processing and imaging, electronic funds transfer (EFT), data communications management and related products and services. These products and services work together to help community financial institutions manage back-office and customer interaction activities, create operating efficiencies and provide better customer service, which enables them to compete more effectively with larger financial institutions. Most of InterCept's customers outsource their processing activities to the Company's data centers located across the United States, while others install the Company's systems in-house and perform the processing functions themselves.

   The consolidated financial statements include, as of June 30, 2001, InterCept's accounts and the accounts of the following wholly-owned subsidiaries:

   InterCept Communications Technologies, Inc.
   SBS Data Services, Inc.
   DPSC Acquisition Corp.
   C-TEQ, Inc. ICPT Acquisition I, LLC

   In addition, InterCept consolidates in its consolidated financial statements the results of ProImage, Inc., a Georgia corporation controlled by the Company and of which the Company owned 67% of the common stock as of June 30, 2001. InterCept maintains all day-to-day operations of ProImage and has provided and intends to continue to provide complete financial support for ProImage due to legal limitations on the other shareholder's ability to fund losses. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest represents the minority shareholder's proportionate share of the equity and earnings of ProImage.

   In the third quarter of 1999, Direct Access Interactive, Inc., one of InterCept's then wholly-owned subsidiaries, issued shares of its common stock in connection with several acquisition. InterCept then merged Direct Access into Netzee, Inc., a wholly-owned subsidiary that InterCept had recently formed. On September 3, 1999, Netzee issued additional shares of common stock, and as a result of that issuance, InterCept's ownership percentage in Netzee decreased to approximately 49%. Since September 3, 1999, InterCept has accounted for its investment in Netzee under the equity method, under which the operations of Netzee are recorded on a single line item in the statements of operations, "equity in loss of affiliate." Because InterCept provided unlimited funding to Netzee until completion of its initial public offering in November 1999, all of Netzee's losses prior to the completion of the offering are included in that line item rather than its relative percentage of those losses. Since Netzee completed its initial public offering, InterCept records only its relative percentage of Netzee's net losses. As of June 30, 2001, InterCept owned approximately 28% of Netzee's common stock.

   During 2000, Netzee issued common stock at a price in excess of its book value which resulted in an increase in InterCept's investment in Netzee. InterCept recognized gains in accordance with Staff Accounting Bulletin No. 51 related to the increase in its investment value of approximately $7.7 million. This gain is included in other income, net in the accompanying statement of operations.

2.New Accounting Pronouncements

   In June 2001 the Financial Accounting Standards Board approved Statement of Financial Accounting Standard No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prospectively prohibits the pooling of interest method of accounting for business

                           THE INTERCEPT GROUP, INC.

combinations initiated after June 30, 2001. SFAS No. 142 requires companies to cease amortizing goodwill that existed at June 30, 2001. The amortization of existing goodwill will cease on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below is carrying value. The adoption of SFAS No. 142 will result in InterCept's discontinuation of amortization of its goodwill; however, InterCept will be required to test its goodwill for impairment under the new standard beginning in the first quarter of 2002, which could have an adverse effect on InterCept's future results of operations if an impairment occurs.

3.Net Income Per Share

   Basic earnings per share is computed based on the weighted average number of common shares outstanding. Diluted earnings per share is computed based on the weighted average number of common shares outstanding plus the effect of outstanding stock options using the "treasury stock" method which is based on the average stock price for the period. The shares held in escrow to satisfy contingencies relates to the acquisition of SLM and Advanced Computer Enterprises, Inc. The contingently issuable shares subject to earn-out provisions relate to the SLM acquisition and represent shares earned and issuable as of the end of each period. The effects of anti-dilutive options have been excluded. All common stock equivalents were anti-dilutive for the periods ending June 30, 2000 and have been excluded from the computation of net loss per share.

   The following tables set forth a reconciliation of basic earnings per share to diluted earnings per share (in thousands, except earnings per share ("EPS") amounts):

                                       Three Months Ended      Three Months Ended
                                          June 30, 2001           June 30, 2000
                                      ----------------------  ----------------------
                                      Income   Shares  EPS    Income   Shares  EPS
                                      -------  ------ ------  -------  ------ ------
   Basic EPS.......................   $   367  13,894 $ 0.03  $(3,783) 13,160 $(0.29)
   Stock Options...................       --      829
   Shares held in escrow to satisfy
    contingencies..................       --      276                            --
   Contingently issuable shares
    subject to earn-out provisions..      --       65
                                      -------  ------ ------  -------  ------ ------
   Diluted EPS.....................   $   367  15,064 $ 0.02  $(3,783) 13,160 $(0.29)
                                      =======  ====== ======  =======  ====== ======

                                        Six Months Ended        Six Months Ended
                                          June 30, 2001           June 30, 2000
                                      ----------------------  ----------------------
                                      Income   Shares  EPS    Income   Shares  EPS
                                      -------  ------ ------  -------  ------ ------
   Basic EPS.......................   $(2,538) 13,835 $(0.18) $(3,556) 12,457 $(0.29)
                                      -------  ------ ------  -------  ------ ------
   Diluted EPS.....................   $(2,538) 13,835 $(0.18) $(3,556) 12,457 $(0.29)
                                      =======  ====== ======  =======  ====== ======

                           THE INTERCEPT GROUP, INC.

4.Comprehensive Income

   Comprehensive income is the total of net income and all other unrealized losses on securities, net of tax.

   The following table sets forth the calculation of InterCept's comprehensive income for the periods indicated below (in thousands):

                                      Three Months Ended   Six Months Ended
                                           June 30,            June 30,
                                      ------------------   ------------------
                                       2001       2000       2001      2000
                                      -------------------  --------  --------
   Net income (loss), as reported.... $   367     $(3,783)  $(2,538)  $(3,556)
   Unrealized losses on securities,
    net of tax:......................     (91)        (40)      (62)     (126)
                                      -------  ----------  --------  --------
   Comprehensive income (loss)....... $   276     $(3,823)  $(2,600)  $(3,682)
                                      =======  ==========  ========  ========

5.Acquisitions

   On January 4, 2001, InterCept acquired certain assets of the check item and back office processing division of SLMSoft.com Inc ("SLM"). Total consideration consisted of $40 million and up to 1,253,942 shares of InterCept common stock valued at approximately $28 million. Of the $40 million cash consideration, InterCept advanced $5 million to SLM in December 2000 and paid SLM $32.5 million on January 4, 2001. A total of $2.5 million is in escrow to satisfy unresolved contingencies existing at the closing date. Of the 1,253,942 shares of common stock, 609,682 were issued to SLM at closing and 258,388 shares will be kept in escrow for up to two years to satisfy unresolved contingencies existing at the closing date. The remaining 385,872 shares represent contingent consideration and will be recorded as purchase price consideration if and when the contingencies are resolved. The consideration for the assets InterCept purchased from SLM exceeded their net tangible asset value by approximately $58.2 million, which was allocated as follows:

  .  $31.7 million to goodwill amortized over a period of 20 years,

  . $1.5 million to product technology and amortized over a period of 10 years,

  . $24.5 million to customer relationships and amortized over a period of 20 years and

  .  $500,000 to workforce and amortized over a period of 4 years.

   InterCept has accounted for the acquisition as a purchase. InterCept has included the results of operations of the acquired business in its consolidated financial statements from the date of acquisition. During the second quarter of 2001, InterCept recorded a restructuring charge related to the acquisition of SLM of approximately $405,000. During the second quarter of 2001, InterCept announced plans to consolidate the operations of its two Houston, Texas data center facilities, one of which was acquired from SLM, into a new facility. The closing and relocating of both facilities was completed during the quarter. In connection with the closure of the Houston facility that was not acquired from SLM, InterCept recorded a restructuring charge of approximately $405,000 during the quarter ended June 30, 2001 which is included in selling, general, and administrative expenses in the accompanying statement of operations. The charge includes approximately $93,000 of severance related to several employees terminated during the quarter and approximately $312,000 of facility closure costs. The facility closure costs include moving expenses and other miscellaneous costs incurred after operations ceased in addition to the noncancelable operating lease obligation on the existing facility. All costs have been incurred as of June 30, 2001 with the exception of $275,000 related to the lease obligation which is included in accrued liabilities in the accompanying balance sheet. The amount represents the total remaining lease payments, less management's estimate of rental income that may be received by subleasing the facility during the remaining lease term.

                           THE INTERCEPT GROUP, INC.

   The following unaudited pro-forma consolidated financial information for the three-month and six-month period ended June 30, 2000 assumes the acquisition of SLM had occurred on January 1, 2000 (in thousands, except per share amounts):

                                                3 months ended 6 months ended
                                                June 30, 2000  June 30, 2000
                                                -------------- --------------
   Revenues                                         25,991         49,941
   Net income before income taxes and minority
    interest                                         1,635          7,848
   Net income attributable to common
    shareholders                                    (5,216)        (7,190)
   Net income per common share (diluted)           $ (0.38)       $ (0.55)

   The unaudited pro-forma consolidated financial information is not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of the period presented or of future operations of the combined entities.

   In February 2001, InterCept acquired DPSC Software, Inc. from Netzee, Inc. for consideration which included approximately $14.1 million in cash, and the assumption of $2.4 million of DPSC's net liabilities. InterCept's purchase price exceeded the net tangible asset value of DPSC by approximately $15.7 million, which was allocated as follows:

  .  $9.0 million to goodwill and amortized over a period of 16 years,

  .  $975,000 to product technology and amortized over a period of 10 years,

  . $5.1 million to customer contracts and amortized over a period of 16 years,

  .  $100,000 to workforce and amortized over a period of 4 years, and

  .  $500,000 to patents and trademarks being amortized over 20 years.

   InterCept accounted for this acquisition as a purchase.

   During 2001, InterCept completed several acquisitions for total consideration of $7.4 million, net, in cash. The consideration exceeded the net tangible asset values of these acquisitions by approximately $5.4 million, which was allocated to customer relationships and goodwill and is being amortized over a period of 20 years. InterCept accounted for these acquisitions as a purchase. The results of operations of the acquired assets are included in InterCept's consolidated financial statements from the date of acquisition.

   The purchase price allocations for these acquisitions are preliminary and will be completed during 2001.

   During the second quarter of 2001, InterCept paid approximately $333,000 in additional consideration related to a 2000 acquisition, the payment of which was contingent on future revenue growth. The agreement includes additional contingent consideration of approximately $333,000 and $834,000 that may be payable in 2002 and 2003, respectively, depending on future revenues. The additional payments will be recorded as purchase price consideration if and when they are earned. InterCept also paid the final payment of $275,000 related to a 2000 acquisition during the second quarter of 2001.

                           THE INTERCEPT GROUP, INC.

6.Long-Term Debt and Capital Lease Obligations

   Long-term debt and capital lease obligations at June 30, 2001 and December 31, 2000 consisted of the following (in thousands):

                                                            June
                                                             30,    December 31,
                                                            2001        2000
                                                           -------  ------------
   $35.0 million line of credit with First Union National
    Bank, as amended, interest payable at the option of
    the Company at (i) prime less 0.25% or (ii) LIBOR
    plus applicable margin as defined, payable in full on
    June 30, 2002, guaranteed by substantially all assets
    of the Company.......................................   26,386      4,507
   Equipment under capital lease expiring July 2001......       16         45
   Other.................................................      --           6
                                                           -------     ------
                                                            26,402      4,558
   Less current maturities...............................      (16)       (45)
                                                           -------     ------
                                                           $26,386     $4,513
                                                           =======     ======

   Pursuant to a letter of intent with First Union National Bank dated July 24, 2001, the Company will increase availability under the line of credit to $50 million and extend the maturity date to June 1, 2004. Thus, the entire balance outstanding under the line of credit has been classified as noncurrent as of June 30, 2001.

7.Advances to SLM

   On May 31,2001, InterCept entered into a loan agreement with SLM under which InterCept loaned SLM $12 million subject to various terms and conditions. Borrowings under the loan agreement bear interest at an annual rate equal to the one-month LIBOR plus 2% and are secured by the shares of InterCept's common stock owned or potentially issuable to SLM. The loan matures on December 31, 2002 and requires mandatory prepayments from the proceeds of sales of InterCept's common stock by SLM until the loan is repaid in full. As of June 30, 2001, SLM owed InterCept approximately $12.1 million under the agreement.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The InterCept Group, Inc.:

   We have audited the accompanying consolidated balance sheets of THE INTERCEPT GROUP, INC. (a Georgia corporation) AND SUBSIDIARIES as of December 31, 1999 and 2000 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The InterCept Group, Inc. and subsidiaries as of December 31, 1999 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Atlanta, Georgia
March 2, 2001

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           December 31, 1999 and 2000
                      (In Thousands, Except Share Amounts)

                                                               1999     2000
                                                             -------- --------
ASSETS

Current assets:
  Cash and cash equivalents................................. $  2,145 $  8,061
  Short-term investments....................................      200   37,484
  Accounts receivable, less allowance for doubtful accounts
   of $386 and $641 in 1999 and 2000, respectively..........    9,099    9,960
  Advances to SLM (Note 15).................................        0    5,000
  Deferred tax assets.......................................    1,956    1,666
  Inventory, prepaid expenses, and other....................    2,610    3,023
                                                             -------- --------
    Total current assets....................................   16,010   65,194
Property and equipment, net.................................   11,662   16,883
Intangible assets, net......................................   20,600   24,786
Advances to affiliate (Note 14).............................   10,957   15,000
Investment in affiliate (Note 4)............................   40,446   17,729
Other noncurrent assets.....................................    1,220    2,534
                                                             -------- --------
    Total assets............................................ $100,895 $142,126
                                                             ======== ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current maturities of notes payable....................... $    154 $     45
  Accounts payable and accrued liabilities..................    4,597    3,188
  Accrued income taxes......................................    1,790        0
  Deferred revenue..........................................    5,777    5,054
                                                             -------- --------
    Total current liabilities...............................   12,318    8,287
Notes payable, less current portion.........................   12,669    4,513
Deferred tax liability......................................   22,633   26,279
Deferred revenue............................................      440      453
                                                             -------- --------
    Total liabilities.......................................   48,060   39,532
Minority interest...........................................      175      202

Commitments and contingencies

Shareholders' equity:
  Preferred stock, no par value; 1,000,000 shares
   authorized, none issued and outstanding at December 31,
   1999 and 2000............................................        0        0
  Common stock, no par value; 50,000,000 shares authorized,
   10,450,472 and 13,197,139 shares issued and outstanding
   at December 31, 1999 and 2000, respectively..............   42,657  109,340
  Retained earnings (accumulated deficit)...................    9,911   (6,951)
  Accumulated other comprehensive income....................       92        3
                                                             -------- --------
    Total shareholders' equity..............................   52,660  102,392
                                                             -------- --------
    Total liabilities and shareholders' equity.............. $100,895 $142,126
                                                             ======== ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             For the Years Ended December 31, 1998, 1999, and 2000
                    (In Thousands, Except Per Share Amounts)

                                                   1998      1999      2000
                                                  -------  --------  --------
Revenues:
  Service fee income............................. $25,265  $ 39,677  $ 55,289
  Data communications management income..........   3,772     5,163     6,002
  Equipment and product sales, services, and
   other.........................................   4,233     7,519     8,348
                                                  -------  --------  --------
    Total revenues...............................  33,270    52,359    69,639
                                                  -------  --------  --------
Costs of services:
  Cost of service fee income.....................   7,465    11,145    16,198
  Cost of data communications management income..   2,555     3,561     4,404
  Cost of equipment and product sales, services,
   and other.....................................   3,567     5,746     6,350
                                                  -------  --------  --------
    Total costs of services......................  13,587    20,452    26,952
Selling, general, and administrative expenses....  13,589    20,992    27,017
Depreciation and amortization....................   1,579     4,462     4,403
                                                  -------  --------  --------
    Total operating expenses.....................  28,755    45,906    58,372
                                                  -------  --------  --------
Operating income.................................   4,515     6,453    11,267
Interest expense.................................    (376)     (718)     (202)
Interest and other income, net...................     161    39,890    12,027
                                                  -------  --------  --------
Income before provision for income taxes, equity
 in loss of affiliate and minority interest......   4,300    45,625    23,092
Provision for income taxes.......................   1,632    20,212     9,216
Equity in loss of affiliate......................       0   (15,352)  (30,710)
Minority interest................................     (89)     (120)      (28)
                                                  -------  --------  --------
Net income (loss) before preferred dividends.....   2,579     9,941   (16,862)
Preferred dividends..............................     (16)        0         0
                                                  -------  --------  --------
Net income (loss) attributable to common
 shareholders....................................   2,563     9,941   (16,862)
Other comprehensive income, net of tax:
  Unrealized holding gains (losses) on short term
   investments arising during period.............     186       (94)      (89)
                                                  -------  --------  --------
    Total comprehensive income (loss)............ $ 2,749  $  9,847  $(16,951)
                                                  =======  ========  ========
Net income (loss) per common share:
  Basic.......................................... $  0.30  $   0.99  $  (1.32)
                                                  =======  ========  ========
  Diluted........................................ $  0.30  $   0.94  $  (1.32)
                                                  =======  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
             For the Years Ended December 31, 1998, 1999, and 2000
                      (In Thousands, Except Share Amounts)

                                                Accumulated    Retained
                            Common Stock           Other       Earnings
                         --------------------  Comprehensive (Accumulated
                           Shares     Amount      Income       Deficit)    Total
                         ----------  --------  ------------- ------------ --------
BALANCE, DECEMBER 31,
 1997...................  7,082,614  $  3,137      $  0        $ (2,489)  $    648
  Net income
   attributable to
   common shareholders..          0         0         0           2,563      2,563
  Common stock
   dividends............          0         0         0             (81)       (81)
  Distributions for
   taxes to shareholders
   of pass-through
   entities.............          0         0         0              (8)        (8)
  Preferred stock
   premium paid.........          0       (40)        0               0        (40)
  Initial public
   offering proceeds,
   net of expenses......  2,498,425    14,445         0               0     14,445
  Unrealized gain on
   investments, net.....          0         0       186               0        186
                         ----------  --------      ----        --------   --------
BALANCE, DECEMBER 31,
 1998...................  9,581,039    17,542       186             (15)    17,713
  Issuance of common
   stock in connection
   with exercise of
   stock options........     25,416        74         0               0         74
  Common stock
   dividends............          0         0         0             (15)       (15)
  Net income
   attributable to
   common shareholders..          0         0         0           9,941      9,941
  Unrealized loss on
   investments, net.....          0         0       (94)              0        (94)
  Issuance of common
   stock in connection
   with acquisitions....    844,017    11,998         0               0     11,998
  Income tax benefits
   related to exercises
   of stock options.....          0       129         0               0        129
  Gain related to stock
   issuance of Netzee
   subject to put
   option...............          0    12,914         0               0     12,914
                         ----------  --------      ----        --------   --------
BALANCE, DECEMBER 31,
 1999................... 10,450,472  $ 42,657        92           9,911     52,660
  Issuance of common
   stock in connection
   with exercise of
   stock options........    100,172       707         0               0        707
  Note received from
   shareholder for
   exercise of stock
   options..............          0      (208)        0               0       (208)
  Interest earned on
   note receivable from
   shareholder..........          0        (8)        0               0         (8)
  Issuance of common
   stock, net of
   expenses.............  2,650,000    65,528         0               0     65,528
  Retirement of stock at
   cost.................     (3,505)      (32)        0               0        (32)
  Net loss attributable
   to common
   shareholders.........          0         0         0         (16,862)   (16,862)
  Unrealized loss of
   investments, net.....          0         0       (89)              0        (89)
  Income tax benefits
   related to exercises
   of stock options.....          0       696         0               0        696
                         ----------  --------      ----        --------   --------
BALANCE, DECEMBER 31,
 2000................... 13,197,139  $109,340      $  3        $ (6,951)  $102,392
                         ==========  ========      ====        ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
             For the Years Ended December 31, 1998, 1999, and 2000
                                 (In Thousands)

                                                     1998      1999      2000
                                                    -------  --------  --------
Cash flows from operating activities:
 Net income (loss) before preferred dividends.....  $ 2,579  $  9,941  $(16,862)
 Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
 Depreciation.....................................    1,251     1,920     2,348
 Amortization.....................................      328     2,542     2,055
 Amortization of loan costs.......................        0         0        68
 (Loss) gain on disposal of property and
  equipment.......................................       35         0       (15)
 Minority interest................................       89       120        28
 Deferred income tax provision....................      797    14,259     3,935
 Income tax benefit related to the exercise of
  stock options...................................        0       129       696
 Gain due to Netzee equity transactions (Note
  3)..............................................        0   (38,920)   (7,993)
 Equity in loss of affiliate......................        0    15,352    30,710
 Stock compensation charge........................        0       480         0
 Changes in operating assets and liabilities, net
  of effects of purchase acquisitions:
  Accounts receivable.............................     (350)   (2,363)   (1,075)
  Inventory, prepaid expenses, and other..........     (678)      619      (302)
  Other assets....................................       (4)      (51)     (171)
  Accounts payable and accrued liabilities........   (1,051)      167    (3,252)
  Deferred revenue................................       (2)      538    (1,131)
                                                    -------  --------  --------
   Net cash provided by operating activities......    2,994     4,733     9,039
Cash flows from investing activities:
 Decrease in note receivable......................       20        17        22
 Advances to affiliate, net.......................        0   (10,957)   (4,043)
 Advance to SLM (Note 15).........................        0         0    (5,000)
 Capital contributions to affiliate...............        0      (155)        0
 Purchases of property and equipment, net.........   (5,095)   (4,937)   (7,444)
 Additions to capitalized software................     (323)     (539)     (929)
 Purchase of businesses, net of cash acquired.....   (3,220)   (1,222)   (5,020)
 Increase in investments..........................        0      (240)  (38,431)
                                                    -------  --------  --------
   Net cash used in investing activities..........   (8,618)  (18,033)  (60,845)
                                                    -------  --------  --------
Cash flows from financing activities:
 Proceeds from notes payable and line of credit...        0    45,331    16,098
 Payments on notes payable and line of credit.....   (7,052)  (33,312)  (24,363)
 Distributions for taxes to shareholders of pass-
  through entities................................       (8)        0         0
 Proceeds from issuance of common stock, net of
  expenses........................................   14,445        74    66,019
 Retirement of preferred stock....................     (440)        0         0
 Retirement of common stock.......................        0         0       (32)
 Payment of preferred dividends...................      (16)        0         0
 Payment of common dividends......................      (81)      (15)        0
 Debt issuance costs..............................      (95)     (129)        0
                                                    -------  --------  --------
   Net cash provided by financing activities......    6,753    11,949    57,722
                                                    -------  --------  --------
Net increase (decrease) in cash...................    1,129    (1,351)    5,916
Cash, beginning of year...........................    2,367     3,496     2,145
                                                    -------  --------  --------
Cash, end of year.................................  $ 3,496  $  2,145  $  8,061
                                                    =======  ========  ========
Supplemental disclosures of cash flow information:
 Cash paid for interest...........................  $   397  $    750  $    157
                                                    =======  ========  ========
 Cash paid for income taxes.......................  $ 1,067  $  3,989  $  6,372
                                                    =======  ========  ========
 Noncash investing activities:
 InterCept common stock issued for acquisitions...  $     0  $ 11,998  $      0
                                                    =======  ========  ========
 Netzee common stock issued for acquisitions......  $     0  $ 69,086  $      0
                                                    =======  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1998, 1999, AND 2000

1. ORGANIZATION AND NATURE OF BUSINESS

   The InterCept Group, Inc., ("InterCept"), is a single-source provider of a broad range of technologies, products and services that work together to meet the electronic commerce and operating needs of community financial institutions. InterCept focuses on serving community financial institutions in the U.S. with assets of less than $500 million. Over 1,800 of these community financial institutions have contracted with InterCept for one or more of InterCept's technologies, products and services, which include electronic funds transfer transactions, core bank processing systems, check imaging systems and data communications management networks and regulatory reporting software, as well as services related to each of these products and systems.

   In June 1998, InterCept completed the initial public offering of its common stock. Proceeds to InterCept from the offering (after deducting expenses related to the offering) were approximately $14.4 million (including proceeds from the underwriters' overallotment option which was exercised in July 1998). Proceeds of the offering were used to pay certain debt, pay obligations owed to a former officer of InterCept, enhance and expand InterCept's frame relay network, and redeem shares of preferred stock and for general working capital needs, including acquisitions.

   In February 2000, InterCept completed a public offering of its common stock. Proceeds to InterCept from this offering (after deducting expenses related to the offering) were approximately $65.5 million. Proceeds of this offering were used to pay certain debt, to fund future acquisitions and investments, for working capital, partially to fund Netzee's operations and other general corporate purposes.

   InterCept was incorporated on April 30, 1996 and has made several acquisitions since inception. See Note 3 for a discussion of these acquisitions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

   The consolidated financial statements include the accounts of InterCept and its wholly owned subsidiaries as of December 31, 2000. In December of 2000, the following wholly-owned subsidiaries were merged into InterCept: ACE Acquisition Corp., InterCept Switch, Inc., Item Processing of America, Inc., LEV Acquisition Corp., ProVesa, Inc., and ProVesa Services, Inc. As of December 31, 2000, InterCept has the following wholly owned subsidiaries: InterCept Communications Technologies, Inc. and SBS Data Services, Inc. The financial statements have been restated to reflect the August 2000 acquisition of Advanced Computer Enterprises Incorporated ("ACE"), which was accounted for as a pooling of interests transaction (Note 3). In addition, ProImage, Inc., a corporation in which InterCept has a 67% ownership interest as of December 31, 2000, has been consolidated in InterCept's consolidated financial statements since its inception, due to Intercept's control of ProImage. Management of InterCept retains responsibility for all day-to-day operations of ProImage and has and will continue to provide complete financial support for ProImage due to legal limitations on the other shareholder's ability to fund losses. All significant intercompany accounts and transactions have been eliminated in consolidation. Minority interest represents the minority shareholder's proportionate share of the equity in earnings of ProImage. In the third quarter of 1999, Direct Access Interactive, Inc., one of InterCept's wholly owned subsidiaries, issued shares of its common stock in connection with several transactions discussed in Note 3. Direct Access was then merged into a new subsidiary, Netzee, Inc., which issued additional shares of common stock on September 3, 1999 as discussed in Note 3. As a result of these transactions, InterCept's ownership percentage in Netzee decreased to approximately 49%. InterCept has accounted for its investment in Netzee after September 3, 1999 under the equity method, under which the operations of Netzee are recorded on

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000

a single line item in the statements of operations, "equity in loss of affiliate." Because InterCept provided unlimited funding to Netzee until completion of their initial public offering in November 1999, all of Netzee's losses prior to the completion of the offering are included in that line item rather than InterCept's relative percentage of those losses. Following the completion of the initial public offering InterCept has recorded only its relative percentage of Netzee's net losses. As of December 31, 2000 InterCept owned approximately 28% of Netzee's common stock.

Use of Estimate

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

   InterCept considers all short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Short Term Investments

   Short term investments totaled $200,000 and $37.5 million at December 31, 1999 and 2000, respectively. InterCept categorizes all of its investment securities as available-for-sale, which are recorded at fair value. Unrealized gains and losses on available-for-sale securities are reported net of tax effects as adjustments to shareholders' equity and as a component of comprehensive income. Realized gains and losses and declines in value judged to be other than temporary are included in InterCept's results of operations. The cost of securities sold is based on the specific identification method. The majority of InterCept's investments represent short-term commercial paper and other similar investments. Total realized gains related to these investments were approximately $8,000 for the year ended December 31, 2000. Gross unrealized gains and losses relating to these investments as of December 31, 2000 are not significant.

Property and Equipment

   Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Major additions and improvements are charged to the property accounts, while replacements, maintenance and repairs which do not improve or extend the lives of respective assets are expensed in the current period. Estimated useful lives for InterCept's assets are as follows:

     Building and improvements.................................... 5 to 31 years
     Machinery and equipment...................................... 3 to 30 years
     Furniture and office equipment............................... 5 to 10 years
     Software licenses............................................  3 to 5 years

Intangible Assets

   Intangible assets include goodwill, customer contracts, capitalized product technology, workforce in place, customer lists and a marketing agreement.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000

Goodwill

   Goodwill represents the excess of the purchase price over the net tangible and identifiable intangible assets of acquired businesses. Goodwill is amortized on a straight-line basis over periods of 5 to 40 years.

Customer Contracts

   In connection with certain of InterCept's acquisitions, InterCept allocated a portion of the purchase price to acquired customer contracts based on a discounted cash flow analysis of the applicable contracts. The estimated fair values attributed to the contracts is being amortized over a period of five years, which represents the estimated average remaining life of the contracts.

Product Technology

   Product technology represents software acquired as well as capitalized software development costs for software to be sold. Product technology is amortized on a straight-line basis over five years.

   InterCept capitalizes software-development costs incurred from the time technological feasibility of the software is established until the software is available for general release. These costs are amortized on a straight-line basis over five years, the estimated economic life of the software. Amortization of capitalized software development costs begins as products are made available for sale or as the related product is put into use.

   Amortization expense totaled approximately $54,000, $140,000 and $235,000 in 1998, 1999, and 2000, respectively. Research and development costs and maintenance costs related to software development are expensed as incurred.

Customer Lists and Marketing Agreement

   In conjunction with one of InterCept's 2000 acquisitions, InterCept allocated a portion of the purchase price to acquired customer lists and a marketing agreement based on estimated revenue streams to be generated from these assets. The estimated fair values are being amortized over a period of 7 to 20 years.

Segment Reporting

   InterCept does not disclose segment information as it believes it operates in only one segment. InterCept offers its multiple products and services to the same customer base of financial institutions. Additionally, management reviews company performance on a consolidated level rather than on a product or service level.

Revenue Recognition

   Revenues include service fees, data communication management fees, equipment sales, installation and maintenance, software license fees, and software maintenance. Service fee income and data communication management fees are recognized as services are performed. Revenue from equipment sales and installations is recognized upon installation of the product, and any related maintenance revenue is recognized ratably over the period during which the services are performed. Revenue from software sales is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition." Hardware, installation and license revenue is recognized upon installation, and maintenance fees are recognized over the term of the maintenance period. InterCept sells certain of its software products under five-year, sales-type lease agreements through

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000

which customers pay five equal advance payments. These leases incorporate the initial installation and ongoing license fee for five years. Revenue for all lease agreements, with the exception of revenue attributable to equipment, which is recognized upon installation, is deferred and recognized ratably over the period of the lease.

Minimum lease payments receivable

   As noted above, the Company sells certain software products under sales-type leases. At December 31, 2000, future minimum lease payments receivable under non-cancelable leases are as follows (in thousands):

     2001................................................................ $ 282
     2002................................................................   281
     2003................................................................   267
     2004................................................................   208
     2005................................................................    64
                                                                          -----
       Total minimum lease payments receivable........................... 1,102
     Less amount representing interest...................................  (301)
                                                                          -----
     Present value of net minimum lease payments receivable..............   801
     Less current maturities of lease payments receivable................  (221)
                                                                          -----
     Capital lease payments receivable................................... $ 580
                                                                          =====

   The current and noncurrent portion of the lease payments receivable is included in accounts receivable and other assets, respectively, in the accompanying consolidated balance sheets.

Deferred Revenue

   Deferred revenue represents the liability for advanced billings to customers primarily related to license fees maintenance contracts and software leases. Such amounts are recognized as revenue when the related services are performed.

Impairment of Long-Lived Assets

   InterCept reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is recognized when the undiscounted future cash flows estimated to be generated by the asset or assets are not sufficient to recover the unamortized balance of the asset. An impairment loss would be recognized based on the difference between the carrying values and estimated fair value. The estimated fair value will be determined based on either the discounted future cash flows or other appropriate fair value methods with the amount of any such deficiency charged to income in the current year. If the asset being tested for recoverability was acquired in a business combination, intangible assets resulting from the acquisition that are related to the asset are included in the assessment. Estimates of future cash flows are based on many factors, including current operating results, expected market trends and competitive influences.

Income Taxes

   Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   In the event the future tax consequences of differences between the financial reporting bases and the tax bases of InterCept's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax-planning strategies.

Fair Value of Financial Instruments

  The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, accounts receivable, and accounts payable, approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and long-term debt amounts approximate carrying value and are based on their effective interest rates compared to current market rates.

Advertising Costs

  InterCept expenses all advertising costs as incurred.

Sources of Supplies

  InterCept voluntarily uses a single vendor for routing equipment used in InterCept's communications network. However, if the vendor were unable to meet InterCept's needs, management believes that other sources for this equipment exist on similar terms and that operating results would not be affected.

Net (Loss) Income Per Common Share

  Basic earnings per share are computed based on the weighted average number of total common shares outstanding during the respective periods. Diluted earnings per share are computed based on the weighted average number of total shares of common stock outstanding, adjusted for common stock equivalents.

Comprehensive Income

  Comprehensive income is the total of net income and all other non-owner changes in shareholders' equity. For the years ended December 31, 1998, 1999, and 2000, other comprehensive income consists of unrealized holding gains (losses) on marketable securities of $300,000, $(150,000), and $(147,000), respectively, net of related tax effects of $114,000, $(56,000), and $(58,000), respectively. There were no gains realized on marketable securities in net
(loss) income for the years ended December 31, 1998 and 1999, and thus there were no reclassification adjustments to comprehensive income. Realized gains of approximately $8,000 were recognized and reclassified from comprehensive income to other income (expense) in the accompanying statement of operations for the year ended December 31, 2000.

New Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000

No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. InterCept adopted the new statement on January 1, 2001. SFAS No. 133 did not have a significant impact on the financial statements.

3.ACQUISITIONS

  On January 31, 1998, InterCept acquired all of the outstanding shares of InterCept Communications Technologies in exchange for 2,741,029 shares of common stock of InterCept. The transaction was accounted for as a pooling of interests. The results of operations of InterCept Communications Technologies have been included in the accompanying financial statements for all periods presented.

  On August 4, 1998, InterCept acquired certain assets and assumed certain liabilities of Nova Financial Corporation. The transaction was accounted for as a purchase. InterCept paid approximately $1.1 million. The consideration exchanged exceeded the net tangible asset value of Nova by approximately $1.2 million. This amount was allocated to goodwill and is being amortized over a period of 40 years. The results of operations of the acquired business have been included in InterCept's consolidated financial statements from the date of acquisition. In conjunction with the acquisition, InterCept established a reserve of approximately $160,000 for estimated costs to close the existing Nova facility. However, InterCept's costs have been higher than anticipated. During the third quarter of 1999, InterCept adjusted goodwill and accrued an additional $100,000 to cover these costs. The costs mainly consist of the remaining noncancelable obligation under the lease on the facility. During 1998, 1999 and 2000, approximately $51,000, $159,000 and $51,000, respectively, of lease costs were charged against the reserve.

  On September 30, 1998, InterCept acquired certain assets and assumed certain liabilities of Advance Data Partnership. The transaction was accounted for as a purchase. InterCept paid approximately $1.1 million and exceeded the net tangible asset value of Advance Data Partnership by approximately $556,000. Of this excess, $38,000 was allocated to contracts based on a discounted cash flow analysis and is being amortized over a period of 24 months, and the remaining $518,000 has been allocated to goodwill and is being amortized over a period of 40 years. The results of operations of the acquired business have been included in InterCept's consolidated financial statements from the date of acquisition.

  On October 21, 1998, InterCept acquired certain assets and assumed certain liabilities of Item Processing of America. The transaction was accounted for as a purchase. The consideration exchanged was approximately $1.3 million and exceeded the net tangible asset value of Item Processing of America by approximately $1.1 million. Of this excess, $195,000 was allocated to contracts based on a discounted cash flow analysis and is being amortized over a period of 24 months, and the remaining $940,000 has been allocated to goodwill and is being amortized over a period of 40 years. The results of operations of the acquired business have been included in InterCept's consolidated financial statements from the date of acquisition.

  InterCept acquired an additional 33% of ProImage in August 1998 and acquired certain assets and assumed certain liabilities of Premier Imaging in September 1998. Total purchase price was approximately $290,000. The purchase price exceeded net tangible assets by approximately $83,000, which has been allocated to contracts based on a discounted cash flow analysis and is being amortized over a period of 36 months. The results of operations of the acquired business have been included in InterCept's consolidated financial statements from the date of acquisition.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000


  On January 11, 1999, InterCept acquired certain assets and assumed certain liabilities of Eastern Software, Inc., a provider of loan portfolio management software. InterCept paid approximately $450,000 which exceeded the net tangible asset value of Eastern Software by approximately $507,000. This excess has been allocated to goodwill and is being amortized over a period of five years. The results of operations of the acquired business have been included in InterCept's consolidated financial statements from the date of acquisition. The agreement included contingent consideration based on future revenues. During 2000, approximately $50,000 of contingent consideration was paid and was added to goodwill.

  On March 9, 1999, InterCept acquired Direct Access Interactive, Inc., a provider of telephone banking and Internet banking services to financial institutions. InterCept issued approximately 151,000 shares of its common stock with a fair market value of approximately $1.4 million and assumed long-term debt of approximately $300,000. The consideration exceeded the net tangible asset value of Direct Access by approximately $1.8 million, which was allocated to goodwill and was being amortized over a period of five years. This acquisition has been accounted for as a purchase. The results of operations of the acquired business have been included in InterCept's consolidated financial statements from the date of acquisition until the date of deconsolidation discussed below.

  On May 28, 1999, InterCept acquired L.E. Vickers & Associates, Inc. and Data Equipment Services, Inc. L.E. Vickers & Associates is a provider of core data processing and Data Equipment Services is an equipment and maintenance provider. InterCept issued approximately 501,000 shares of its common stock with a fair market value of approximately $6.5 million. The consideration exceeded the net tangible asset value of Vickers and Data Equipment Services by approximately $5.4 million, which was allocated to goodwill and is being amortized over a period of 20 years. This acquisition has been accounted for as a purchase. The results of operations of the acquired business have been included in InterCept's consolidated financial statements from the date of acquisition.

  On August 6, 1999, InterCept acquired SBS Data Services, Inc. ("SBS Data"), an Alabama corporation that provides core data processing services for community financial institutions in exchange for approximately 192,000 shares of InterCept's common stock with a fair market value of approximately $4.1 million. The consideration exceeded the net tangible asset value of SBS Data Services by approximately $3.8 million. This excess was allocated to the following intangible assets with the following amortization lives:

            Contracts............... $  400,000  5 years
            Workforce...............    100,000  3 years
            Goodwill................  3,300,000 20 years

  At the same time, Direct Access merged with SBS Corporation ("SBS Corp"), an Alabama corporation which provided Internet and telephone banking, check imaging and optical storage products and services to community financial institutions. Total consideration paid by Direct Access was approximately $16.6 million in cash, 2.6 million shares of Direct Access common stock valued at $11.50 per share and repayment of approximately $4.9 million in debt owed by SBS Corp. The former shareholders of SBS Corp. had the right to put the shares back to Direct Access at $11.50 per share if Direct Access did not complete an initial public offering by August 6, 2001. The put option expired in November 1999 upon completion of Netzee's (formerly Direct Access) initial public offering. To enable Direct Access to complete this transaction, InterCept borrowed $21.6 million under its line of credit and loaned these funds to Direct Access (Note 14). After the merger, Direct Access sold all of the assets of SBS Corp, other than its Internet and telephone banking assets, to InterCept in exchange for 450,000 shares of Direct Access common stock owned by InterCept. InterCept's

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000

consideration exceeded the net tangible asset value of SBS Corp. by approximately $5.3 million. This excess was allocated to the following intangible assets with the following amortization lives:

            Contracts............... $  400,000  5 years
            Workforce...............    100,000  3 years
            Goodwill................  4,800,000 10 years

  During 2000, InterCept incurred approximately $192,000 of costs related to the acquisitions of SBS Data and SBS Corp which was added to goodwill.

  In August 1999, InterCept formed Netzee, Inc., a wholly-owned subsidiary, for the purpose of combining Direct Access and several other businesses, as discussed below:

  . Pursuant to an Agreement and Plan of Merger between Netzee and Direct Access, Direct Access merged with and into Netzee. The shareholders of Direct Access received one share of Netzee common stock for each share of Direct Access common stock they owned.

  . Pursuant to an Asset Contribution Agreement between InterCept, Netzee and The Bankers Bank, a Georgia banking corporation, Netzee acquired various assets and assumed certain liabilities related to the Internet banking division of The Bankers Bank. As consideration, Netzee issued 1,361,000 shares of its common stock to The Bankers Bank valued at $11.50 per share. Pursuant to an Asset Contribution Agreement between InterCept, Netzee and TIB The Independent Banker's Bank, a Texas banking association, Netzee acquired various assets and assumed certain liabilities related to the Internet banking division of TIB. As consideration, Netzee issued 1,361,000 shares of its common stock to TIB valued at $11.50 per share. Additional consideration of 76,000 shares of common stock was issued to a third party for $100,000 in connection with these acquisitions.

  . Pursuant to an Agreement and Plan of Merger by and among Netzee, Dyad Corporation, a Georgia corporation, and certain shareholders of Dyad, Dyad merged with and into Netzee. As consideration, Netzee paid to Dyad's shareholders approximately $900,000 in cash and approximately 618,000 shares of Netzee common stock valued at $11.50 per share. Netzee also repaid approximately $3.5 million in debt of Dyad at the closing. Based in Norcross, Georgia, Dyad develops proprietary loan application and approval and fulfillment software.

  . Netzee also acquired Call Me Bill, LLC, a provider of 24-hour electronic bill payment services to financial institutions' customers, for $3.3 million in cash. To enable Netzee to complete this transaction, InterCept loaned to Netzee approximately $7.3 million. This loan was in addition to the $21.6 million loaned to Netzee, as the successor to Direct Access, in connection with the merger of Direct Access and SBS Corp. in August 1999.

  As a result of the issuance of shares of Netzee in connection with these transactions, InterCept's ownership in Netzee decreased to approximately 49% on September 3, 1999. Because Netzee issued stock at a price in excess of its book value during 1999 and 2000, InterCept's net investment in Netzee increased. In 1999, InterCept recognized gains totaling approximately $59.7 million related to the increases in InterCept's investment value in accordance with Staff Accounting Bulletin No. 51. Of this amount, approximately $38.9 million is included in interest and other income in the accompanying statements of operations. The remaining gain of $20.8 million, net of income tax effects of $7.9 million, was recorded directly to equity as it was generated from the issuance of puttable stock to SBS Corp. discussed above. This put option expired in November 1999 upon completion of Netzee's initial public offering. In 2000, InterCept recognized similar gains totaling approximately $8.0 million which is included in interest and other income in the accompanying statement of operations.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000


  During the first and second quarters of 2000 InterCept completed several acquisitions. The consideration exchanged for these acquisitions was approximately $4.8 million. The acquisitions were accounted for as purchases in accordance with Accounting Principles Board ("APB") Opinion No. 16, and, accordingly the purchase prices of each acquisition have been allocated to the net tangible and intangible assets acquired based on their estimated fair values as of the acquisition date. The results of operations of the acquired businesses have been included in InterCept's consolidated financial statements from each date of acquisition. The consideration exceeded the net tangible assets acquired by approximately $5.0 million. This excess was allocated to the following intangible assets with the following amortization lives:

        Customer lists and relationships............... $1,350,000 7 to 20 years
        Marketing agreement............................    825,000      20 years
        Goodwill.......................................  2,775,000 7 to 20 years

  On August 31, 2000, in a transaction accounted for as a pooling of interests, InterCept acquired ACE, Incorporated, a provider of core data processing, item capture, and check imaging services to community banks. In connection with the acquisition, InterCept issued approximately 350,000 shares of common stock in exchange for all of the issued and outstanding shares of common stock of ACE. An escrow of 5% of the shares issued or 17,500 shares was established to satisfy obligations unknown at the time of closing. InterCept's financial statements have been restated for all periods presented to include the results of operations of ACE. There were no significant changes in accounting policies as a result of the merger and there were no intercompany transactions prior to the merger.

  For the years ended December 31, 1998 and 1999 and the eight months in the period ended August 31, 2000, ACE had revenue of $4.4 million, $5.1 million, and $3.4 million, respectively, and net income of $104,000, $89,000, and $68,000, respectively.

  The following unaided pro-forma consolidated financial information for the years ended December 31, 1998 and 1999 assume that the following events had occurred on January 1, 1998 (in thousands, except per share amounts):

  . InterCept acquisitions of Nova, Advance Data, Direct Access Interactive, Inc., L.E. Vickers & Associates, Data Equipment Services, and SBS Data Services;

  . InterCept transfer of 450,000 shares of Direct Access common stock in exchange for the non-remote banking operations of SBS Corp.;

  . InterCept recording of compensation expense related to equity securities issued by Direct Access below fair market value in August 1999;

  .  InterCept creation of Netzee and Netzee's merger with Direct Access

  . Netzee's acquisitions of the internet banking operations of TIB The Independent BankersBank and The Bankers Bank, Call Me Bill, and Dyad; and

  .  The deconsolidation of the operations of Netzee from operations;

                                                              1998      1999
                                                            --------  --------
                                                               (Unaudited)
   Revenues................................................ $ 54,876  $ 63,356
                                                            ========  ========
   Net income before income taxes and minority interest.... $  4,710  $ 46,753
                                                            ========  ========
   Net loss attributable to common shareholders ...........  (27,200)  (14,625)
   Net loss per common share............................... $  (2.92) $  (1.40)
                                                            ========  ========

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000


  The unaudited pro forma consolidated financial information is not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated at the beginning of the periods presented or of future operations of the combined entities. The financial results of the businesses acquired in 2000 do not have a material pro forma impact on InterCept's historical results of operations for 1999 and 2000 and thus have not been included above.

4. INVESTMENT IN AFFILIATE

   Investment in affiliate represents InterCept's interest in Netzee. As of December 31, 2000, InterCept owned approximately 28% of Netzee. Based on the closing market price of Netzee's common stock on December 31, 2000, the investment had a value of approximately $2.8 million. As of December 31, 2000 InterCept's investment in Netzee was $17.7 million which exceeded the market value. In addition, InterCept had advances due from Netzee of $15 million as of December 31, 2000 (Note 14). InterCept believes that this reduction in value is temporary; however, if this reduction becomes other than temporary, InterCept may, in later periods, have to write down the investment in Netzee. In addition, Netzee has a history of losses and may never become profitable. InterCept will continue to account for the investment in Netzee under the equity method which will result in additional losses on the investment until Netzee becomes profitable. As of December 31, 2000, Netzee had 500,000 shares of preferred stock outstanding which is convertible to 411,067 shares of common stock subject to certain events, and outstanding stock options for 4,292,972 shares of common stock, all of which could dilute InterCept's ownership of Netzee. Summarized financial information of Netzee as of December 31, 1999 and 2000 and for the period from March 1, 1999 to December 31, 1999 and the year ended December 31, 2000 is as follows (in thousands):

                                                               1999      2000
                                                             --------  --------
   Net revenue.............................................. $  2,260  $ 19,912
   Operating expense........................................   23,979   115,150
   Net loss from continuing operations......................  (22,390)  (96,809)
   Net loss.................................................  (26,933)  (97,161)
   Current assets...........................................   14,585     8,734
   Noncurrent assets........................................  128,659    97,981
   Current liabilities......................................    9,787    14,223
   Noncurrent liabilities...................................   13,077    22,902
   Redeemable preferred stock...............................    6,500     6,500

5. PROPERTY AND EQUIPMENT

   Property and equipment at December 31, 1999 and 2000 consisted of the following (in thousands):

                                                                1999     2000
                                                               -------  -------
   Land and building.......................................... $   984  $   987
   Leasehold improvements.....................................     345      751
   Machinery and equipment....................................  12,202   13,919
   Furniture and office equipment.............................     769    1,535
   Software...................................................   2,322    2,494
   Construction in progress...................................   2,262    4,821
                                                               -------  -------
                                                                18,884   24,507
   Less accumulated depreciation..............................  (7,222)  (7,624)
                                                               -------  -------
   Property and equipment, net................................ $11,662  $16,883
                                                               =======  =======

                  THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000

6.  INTANGIBLES

   Intangibles at December 31, 1999 and 2000 are summarized as follows (in thousands):

                                                                1999     2000
                                                               -------  -------
   Goodwill................................................... $19,562  $22,601
   Product technology.........................................   1,009    1,936
   Customer contracts.........................................   1,634    1,634
   Work force in place........................................     200      200
   Customer lists and relationships...........................       0    1,350
   Marketing Agreement........................................       0      825
                                                               -------  -------
                                                                22,405   28,546
   Less accumulated amortization..............................  (1,805)  (3,760)
                                                               -------  -------
                                                               $20,600  $24,786
                                                               =======  =======

7. LONG-TERM DEBT

   Long term debt at December 31, 1999 and 2000 consisted of the following (in thousands):

                                                                 1999     2000
                                                                -------  ------
   Notes payable to First Macon Bank & Trust, repaid in 2000..  $   209  $    0
   $35 million line of credit with First Union National Bank, as amended; interest payable monthly at the option of
    InterCept at (i) prime rate less .25% or (ii) LIBOR rate
    plus applicable margin as defined (approximately 6.66% as
    of December 31, 2000); payable in full on June 30, 2002;
    guaranteed by substantially all assets of InterCept.......   12,511   4,507
   Equipment under capital lease expiring July 2001...........      103      45
   Other......................................................        0       6
                                                                -------  ------
                                                                 12,823   4,558
   Less current maturities....................................     (154)    (45)
                                                                -------  ------
                                                                $12,669  $4,513
                                                                =======  ======

   Future maturities of notes payable and line of credit at December 31, 2000 are as follows (in thousands):

              2001...................... $    0
              2002......................  4,513
              2003......................      0
                                         ------
                                         $4,513
                                         ======

   Future minimum payments under the capital lease are as follows (in thousands) at December 31, 2000:

   Total minimum lease payments due in 2001.................................  52
   Executory costs and imputed interest.....................................  (7)
                                                                             ---
   Present value of net minimum lease payments..............................  45
   Less current portion.....................................................  45
                                                                             ---
   Long-term capital lease obligation....................................... $ 0
                                                                             ===

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000


Line of Credit

   The First Union credit facility contains provisions which require InterCept to maintain certain financial ratios and minimum net worth amounts and which restrict InterCept's ability to incur additional debt, make certain capital expenditures, enter into agreements for mergers, acquisitions or the sale of substantial assets and pay cash dividends, among other restrictions.

8. INCOME TAXES

   The components of income tax (benefit) provision in the consolidated statements of operations for the years ended December 31, 1998, 1999, and 2000 are as follows (in thousands):

                                                           1998   1999    2000
                                                          ------ ------- ------
   Current expense....................................... $  835 $ 5,953 $5,281
   Deferred expense......................................    797  14,259  3,935
                                                          ------ ------- ------
   Provision for income taxes............................ $1,632 $20,212 $9,216
                                                          ====== ======= ======

   The income tax provision, as reported in the statements of operations, differs from the amounts computed by applying federal statutory rates (34%) due to the following for the years ended December 31, 1998, 1999, and 2000 (in thousands):

                                                       1998    1999     2000
                                                      ------  -------  ------
   Federal income tax provision at statutory rate.... $1,462  $15,513  $7,851
   Permanent tax/book basis differences, primarily
    goodwill.........................................     41      900     398
   Gain related to transfer of assets from
    subsidiary.......................................      0    1,964       0
   Meals and entertainment...........................     24       43      58
   State tax provision, net of federal effect........    166    1,807     914
   Other.............................................    (61)     (15)     (5)
                                                      ------  -------  ------
                                                      $1,632  $20,212  $9,216
                                                      ======  =======  ======

   InterCept is not providing a tax benefit on the undistributed losses of Netzee.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000


   Deferred income tax assets and liabilities for 1999 and 2000 reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences that give rise to deferred tax assets and liabilities at December 31, 1999 and 2000 are as follows (in thousands):

                                                              1999      2000
                                                            --------  --------
   Deferred tax assets:
     Deferred revenue...................................... $  1,822  $  1,514
     Accounts receivable reserves..........................      147       191
     Other.................................................       63       108
                                                            --------  --------
       Total gross deferred tax assets.....................    2,032     1,813
   Deferred tax liabilities:
     Accelerated depreciation..............................     (517)     (600)
     Investment basis difference...........................  (22,192)  (25,222)
     Software development..................................        0      (604)
       Total gross deferred tax liabilities................  (22,709)  (26,426)
                                                            --------  --------
   Net deferred tax liability..............................  (20,677)  (24,613)
   Less current net deferred tax assets....................    1,956     1,666
                                                            --------  --------
   Noncurrent net deferred tax liabilities................. $(22,633) $(26,279)
                                                            ========  ========

   Due to the deconsolidation of Netzee, InterCept will not receive a future tax benefit for any of Netzee's losses. The investment basis difference mainly relates to gains recorded related to stock issuances of Netzee as discussed in
Note 3 which are not taxable until realized.

9. SHAREHOLDERS' EQUITY

   On February 25, 1998, the board of directors declared a stock split on InterCept's common stock. The stock split was effected in the form of a stock dividend of 1.1053 shares of common stock issued for each share of common stock held by shareholders of record on February 28, 1998. The effect of the stock split was retroactively reflected in the statements of changes in shareholders' equity and for all periods presented. All references to the per share amounts and elsewhere in the financial statements and related footnotes have been restated as appropriate to reflect the effect of the stock split.

10. STOCK OPTION PLANS

1996 Stock Option Plan

   The Board of Directors and InterCept's shareholders approved InterCept's Amended and Restated 1996 Stock Option Plan effective as of November 12, 1996. Awards under the 1996 Stock Option Plan are currently granted by a compensation committee composed of two independent directors of the Board of Directors. Awards issued under the 1996 Stock Option Plan may include incentive stock options ("ISOs"), nonqualified stock options ("NQSOs"), and grants of restricted stock. The compensation committee administers the 1996 Stock Option Plan and generally has the discretion to determine the terms of an option grant, including the number of option shares, option price, term, vesting schedule, the post-termination exercise period, and whether the grant will be an ISO or NQSO. Notwithstanding this discretion, (i) the number of shares subject to options granted to any individual in any fiscal year may not exceed 315,795 shares (subject to certain adjustments),

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000

(ii) if an option is intended to be an ISO and is granted to a shareholder holding more than 10% of the combined voting power of all classes of InterCept's stock or the stock of its subsidiary on the date of the grant of the option, the option price per share of common stock may not be less than 110% of the fair market value of such share at the time of grant, and (iii) the term of an ISO may not exceed ten years, or five years if granted to a shareholder owning more than 10% of the total combined voting power of all classes of stock on the date of the grant of the option.

   The 1996 Stock Option Plan provides for the granting of nonqualified stock options to the directors of InterCept. The board of directors has authorized the issuance of up to 175,000 shares of common stock under the 1996 Stock Option Plan pursuant to options having an exercise price equal to the fair market value of the common stock on the date the options are granted. The board of directors has approved Director Grants of (i) options to purchase 35,000 shares to each nonemployee director of InterCept who beneficially owns less than 4% of InterCept's outstanding common stock on the date of such directors' initial election to the board of directors and (ii) options to purchase 5,000 shares to each director on each anniversary date of such director's election to the board at an exercise price equal to the fair market value of the common stock on the date the options are granted. Each initial director grant option vests ratably over the director's three-year term of service, and each annual grant vests on the date of grant. Each director grant expires five years after the date of grant unless canceled sooner as a result of termination of service or death or unless such option is fully exercised prior to the end of the option period.

   As of December 31, 2000, the maximum number of shares of common stock reserved for issuance under the Plan was 2,815,557 shares as amended at the May 2000 shareholders meeting, and 543,619 shares were available for grant. The 1996 Stock Option Plan provides that the number of shares of common stock available for issuance thereunder shall be automatically increased on the first trading day of each calendar year beginning January 1, 1999 by the lesser of
(i) 3% of the number of shares outstanding on the preceding trading day or (ii) 315,795 shares (subject to certain adjustments). Shares of common stock that are attributable to awards which have expired, terminated, or been canceled or forfeited during any calendar year are available for issuance or use in connection with future awards during such calendar year.

   The 1996 Stock Option Plan will remain in effect until terminated by the Board of Directors. The 1996 Stock Option Plan may be amended by the Board of Directors without the consent of the shareholders of InterCept, except that any amendment, although effective when made, will be subject to shareholder approval within one year after approval by the Board of Directors if the amendment increases the total number of shares issuable pursuant to ISOs (other than the permitted annual increase), changes the class of employees eligible to receive ISOs that may participate in the 1996 Stock Option Plan or otherwise materially increases the benefits accruing to recipients of ISOs.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000


   A summary status of InterCept's stock option plan as of December 31, 1998, 1999, and 2000 and changes during the year are presented below:

                                                                    Weighted
                                                                    Average
                                         Shares     Price Range   Option Price
                                        ---------  -------------- ------------
   Outstanding at December 31, 1997....   792,122   $2.16--$2.37     $ 2.17
     Granted........................... 1,036,378   $6.38--$7.70       7.34
     Terminated........................  (844,146)  $2.16--$7.70       4.31
                                        ---------
   Outstanding at December 31, 1998....   984,354   $2.16--$7.70       5.78
     Granted...........................   554,000   $7.50--$18.75     14.89
     Exercised.........................   (25,416)  $2.16--$7.00       2.92
     Terminated........................    (6,000)  $7.00--$18.75     13.91
                                        ---------
   Outstanding at December 31, 1999.... 1,506,938   $2.16--$18.75      9.09
     Granted...........................   783,750  $17.00--$28.19     23.72
     Exercised.........................  (100,172)  $2.16--$18.75      7.06
     Terminated........................   (44,166)  $7.00--$18.75     10.81
                                        ---------
   Outstanding at December 31, 2000.... 2,146,350   $2.16--$28.19     14.49
                                        =========

   Grants and terminations listed above for 1998 include 317,689 options granted on February 1, 1998 to certain employees and directors. These options were issued at $7.70 per share but were later canceled and reissued at the initial public offering price of $7.00 per share, the fair market value of the stock at the reissue date.

   During 2000, a director of InterCept exercised several options in exchange for a note payable to InterCept for the exercise price of approximately $208,000. The note accrued interest of approximately $8,000 during 2000 and was repaid in full in 2001. The note receivable and related accrued interest are included common stock in the accompanying balance sheet.

Statement of Financial Accounting Standards No. 123

   SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value-based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost for those plans using the method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the accounting methodology required by APB Opinion No. 25 must make pro forma disclosures of net income and, if presented, earnings per share as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

   InterCept has elected to account for its stock-based compensation plans under APB Opinion No. 25, under which no compensation cost has been recognized by InterCept. However, InterCept has computed, for pro forma disclosure purposes, the value of all options granted since January 1, 1995 to employees of InterCept using the Black-Scholes option pricing model prescribed by SFAS No. 123 and the following weighted average assumptions:

                                                     1998      1999      2000
                                                   --------- --------- ---------
   Risk-free interest rate........................   5.48%     6.76%     5.05%
   Expected dividend yield........................      0%        0%        0%
   Expected lives................................. 3.9 years 7.0 years 8.9 years
   Expected volatility............................     35%     83.6%     83.4%

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000

   The weighted average fair value of options for the stock granted to employees of InterCept in 1998, 1999 and 2000 was $2.35, $11.32 and $18.83 per share, respectively. The total value of options for InterCept's stock granted to employees of InterCept during 1998, 1999 and 2000 was computed as approximately $1,668,000, $6,146,000 and $14,757,000, respectively, which would be amortized on a pro forma basis over the vesting period of the options. If InterCept had accounted for these plans in accordance with SFAS No. 123, InterCept's net (loss) income and net (loss) income per common share for the years ended December 31, 1998, 1999, and 2000 would have been as follows:

                                                         1998   1999    2000
                                                        ------ ------ --------
                                                        (In Thousands, Except
                                                           Per Share Data)
   Net (loss) income..................................  $1,991 $8,472 $(12,147)
   Net (loss) income per common share--diluted........  $ 0.23 $ 0.80 $  (0.95)

   The following table sets forth the exercise price range, number of shares, weighted average exercise price, and remaining contractual lives by groups of similar price and grant date:

                                                                Options
                 Options Outstanding                          Exercisable
--------------------------------------------------------   -------------------
   Exercise                  Weighted   Weighted Average   Number    Weighted
    Price         Number     Average      Contractual        of      Average
    Range        of Shares    Price      Life (in years)   Shares     Price
--------------   ---------   --------   ----------------   -------   --------
 $2.16--$2.82      249,611    $ 2.19          5.6          213,820    $ 2.20
 $5.63--$8.46      687,990      7.27          7.4          515,443      7.23
 $8.47--$11.28      25,000      8.63          8.1           25,000      8.63
$11.29--$14.09      15,500     13.03          8.4            5,334     13.05
$14.10--$16.91     151,499     15.88          8.5           49,171     15.88
$16.91--$19.73     375,000     17.77          8.7           77,004     17.80
$19.74--$22.55      95,000     22.38          9.9                0      0.00
$22.56--$25.37     265,000     24.36          9.8           25,000     23.00
$25.38--$28.19     281,750     26.26          9.1                0      0.00
                 ---------                                 -------
                 2,146,350                                 910,772
                 =========                                 =======

   At December 31, 1998, 1999 and 2000, 447,043, 665,254, and 910,772 options for InterCept's common stock with a weighted average exercise price of $5.79, $5.95, and $7.91 per share, respectively, were exercisable by employees of InterCept.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000


11. NET INCOME (LOSS) PER COMMON SHARE

   Net income (loss) per share at December 31, 1998, 1999, and 2000 were as follows (in thousands except share amounts):

                                              1998        1999        2000
                                           ----------  ----------- -----------
   Basic:
     Net income (loss)...................  $    2,579  $     9,941 $   (16,862)
       Less preferred stock dividends....         (16)           0           0
                                           ----------  ----------- -----------
     Net income (loss) attributable
      income to common shareholders......  $    2,563  $     9,941 $   (16,862)
                                           ----------  ----------- -----------
   Weighted average common shares
    outstanding..........................   8,464,740   10,094,696  12,820,073
                                           ----------  ----------- -----------
   Per share amount......................  $     0.30  $      0.99 $     (1.32)
                                           ----------  ----------- -----------
   Diluted:
     Net income (loss)...................  $    2,579  $     9,941 $   (16,862)
       Less preferred stock dividends....         (16)           0           0
                                           ----------  ----------- -----------
     Net income (loss) attributable
      common shareholders................  $    2,563  $     9,941 $   (16,862)
                                           ----------  ----------- -----------
   Weighted average common shares
    outstanding..........................   8,464,740   10,094,696  12,820,073
   Shares assumed issued upon exercise of
    dilutive stock options using the
    treasury stock method................     114,274      451,350           0
   Contingently issuable shares..........      17,500       17,500           0
                                           ----------  ----------- -----------
       Total.............................   8,596,514   10,563,546  12,820,073
                                           ==========  =========== ===========
   Per share amount......................  $     0.30  $      0.94 $     (1.32)
                                           ==========  =========== ===========

   Basic and diluted earnings per common share were computed by dividing net
(loss) income by the weighted average number of shares of common stock outstanding during the year. Outstanding stock options with exercise prices above the average stock prices for each quarter (approximately 706,000, 20,000, and 294,000 shares in 1998, 1999, and 2000, respectively), were antidilutive and were therefore excluded from the computation of diluted shares above. Additionally, the effect of stock options was excluded in years where a net loss was recorded as they are anti dilutive.

12. EMPLOYEE BENEFITS

   InterCept maintains a separate defined contribution 401(k) savings plan, which covers substantially all employees, subject to certain minimum age and service requirements. Contributions to this plan by employees are voluntary; however, InterCept matches a percentage of the employees' contributions. This percentage is determined annually by InterCept. InterCept's contributions approximated $130,000, $148,000, and $218,000 in 1998, 1999, and 2000,
respectively.

                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

                       DECEMBER 31, 1998, 1999, AND 2000


13. COMMITMENTS AND CONTINGENCIES

   InterCept leases various equipment and facilities under operating lease agreements. Future minimum annual obligations under these leases as of December 31, 2000 are as follows (in thousands):

            2001.................................. $1,649
            2002..................................  1,572
            2003..................................  1,051
            2004..................................    329
            Thereafter............................    147
                                                   ------
                Total............................. $4,748
                                                   ======

   Net rental expense was approximately $902,000, $1,308,000, and $1,739,000 during 1998, 1999, and 2000, respectively.

14. RELATED-PARTY TRANSACTIONS

   As discussed in Note 4, InterCept owned approximately 28% of Netzee as of December 31, 2000. Four of InterCept's directors also serve as directors of Netzee, and one of those directors is the Chief Executive Officer of Netzee. In order to enable Netzee to complete its acquisitions in August and September of 1999, InterCept borrowed funds under its line of credit and loaned these funds to Netzee. InterCept also made advances to Netzee to fund operations. These amounts were repaid to InterCept upon completion of Netzee's initial public offering in November 1999. On December 15, 1999, InterCept agreed to provide Netzee with a $15 million revolving line of credit. Borrowings on this line will bear interest at a rate of prime plus 2%. The principal balance is payable at maturity on May 31, 2003 and is secured by substantially all of Netzee's assets. The line of credit includes earnings, tangible net worth and other affirmative and negative covenants, among other conditions and restrictions. As of December 31, 2000, Netzee was out of compliance with certain of these covenants. However, InterCept waived such noncompliance as of December 31, 2000. As of December 31, 2000, Netzee owed approximately $15.0 million to InterCept. Total interest on all borrowings for 1999 and 2000 was approximately $677,000 and $1.1 million, respectively, and is included in interest and other income in the accompanying statements of operations.

   InterCept and Netzee maintain a relationship to cross-market each other's products and services. During 1999 and 2000, InterCept received $188,000 and $357,000, respectively, in commissions related to Netzee sales. InterCept also shared certain facilities with Netzee and provided certain administrative services to Netzee. InterCept charged Netzee approximately $124,000 and $163,000 in 1999 and 2000, respectively, for these shared costs. During 2000, Netzee used InterCept to purchase certain hardware and software used to implement Netzee's internet and telephone banking products. In addition, InterCept assisted Netzee in managing the ordering and inventory process related to this equipment. During 2000, Netzee incurred approximately $435,000 in costs to purchase the equipment, which included a fee to InterCept for their services.

   During the years ended December 31, 1998, 1999, and 2000, InterCept incurred fees of approximately $814,000, $612,000, and $745,000 respectively for legal services to the law firm in which one of its partners is also a director of InterCept and Netzee.

   InterCept provides telecommunications connectivity to Towne Services, Inc. ("Towne"). InterCept recorded revenue from Towne of approximately $128,000, $215,000, and $236,000 during 1998, 1999 and 2000, respectively, which is classified in data communications management income. At December 31, 1999 and 2000, receivables from Towne were approximately $27,000 and $60,000, respectively. During 1999, InterCept purchased software from Towne Services for $825,000, which was paid in 2000. Additionally, InterCept owns

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                   THE INTERCEPT GROUP, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                       DECEMBER 31, 1998, 1999, AND 2000

10,000 shares of Towne common stock, which was purchased in 1997. Two directors of InterCept serve as directors of Towne.

15. SUBSEQUENT TRANSACTIONS

   On January 4, 2001, InterCept acquired certain assets of the check item and back office processing division of SLMSoft.com, Inc ("SLM"). Total consideration consisted of $40 million and up to approximately 1,254,000 shares of InterCept common stock valued at approximately $28 million. Of the $40 million, $5 million had been advanced to SLM. in December 2000, $32.5 million was paid on January 4, 2001, and $2.5 million will be kept in escrow to satisfy unresolved contingencies existing at the closing date. Of the 1,254,000 shares of common stock, 609,000 were issued to SLM at closing and 258,000 shares will be kept in escrow to satisfy unresolved contingencies existing at the closing date. The remaining 386,000 shares represent contingent consideration and are subject to continuation of the revenue stream associated with certain customers.

   In February 2001, InterCept acquired DPSC Software, Inc. from Netzee, Inc. The consideration exchanged was approximately $14.1 million in cash and assumption of debt. This acquisition was accounted for as a purchase. The purchase price reduced the advances to affiliate discussed in Note 14. Subsequent to this transaction, Netzee's availability under the line of credit increased.

   In March 2001, InterCept completed the acquisition of the C-TEQ Inc. The consideration exchanged was approximately $3.6 million in cash. This acquisition was accounted for as a purchase.

   Gray background with the image of the hands of a bank teller counting money. In the top right corner is the phrase "Technology You Can Bank OnSM." To the left is a color picture of a customer service representative. Below that picture is a series of smaller color pictures as follows: (1) picture of a compact disc; (2) picture of a debit card being swiped through a card processing machine; (3) picture of a man working in front of a wall of servers;
(4) picture of a computer screen with numbers in a grid; and (5) picture of the hands of a bank teller counting money. The InterCept Group logo appears in the bottom right corner.

                           [THE INTERCEPT GROUP LOGO]